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Exhibit 99.1

Forward-Looking Statements

All information in this annual information form is presented as of February 28, 2010 unless otherwise indicated. This annual information form contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. All statements other than statements which are reporting results or statements of historical fact are forward-looking. All forward looking information and forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies.

Forward-looking statements, which involve assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements include, without limitation, statements regarding strategic plans, future production, sale and revenue estimates, cost estimates and anticipated financial results, capital expenditures and objectives.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and outcomes could differ materially from those expressed or implied in such statements. The following are some of the important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements:

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  our dependence on the development and growth of the market for high-capacity wireless communications services;

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  our reliance on a small number of customers for a large percentage of revenue;

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  intense competition from several competitors;

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  competition from indirect competitors;

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  our dependence on our ability to develop new products and enhance existing products;

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  our history of losses;

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  our ability to successfully manage growth;

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  quarterly revenue and operating results which are difficult to predict and can fluctuate substantially;

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  the impact of the general economic downturn on our customers;

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  disruption resulting from economic and geopolitical uncertainty;

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  our ability to successfully effect acquisitions of products or businesses and other risks associated with acquisitions;

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  currency fluctuations;

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  our exposure to credit risk for accounts receivable;

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  pressure on our pricing models;

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  the allocation of radio spectrum and regulatory approvals for our products;

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  the ability of our customers to secure a license for applicable radio spectrum;

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  changes in government regulation or industry standards that may limit the potential market for our products;

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  our dependence on establishing and maintaining relationships with channel partners;

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  our reliance on outsourced manufacturing;

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  our reliance on suppliers of components;

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  our ability to protect our own intellectual property and potential harm to our business if we infringe the intellectual property rights of others;

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  risks associated with software licensed by us;

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  a lengthy and variable sales cycle;

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  dependence on our ability to recruit and retain management and other qualified personnel;

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  exposure to risks resulting from our international sales and operations, including the requirement to comply with export control and economic sanctions laws; and

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  product defects, product liability claims, or health and safety risks relating to wireless products.

See also the discussion under "Risk Factors" in this annual information form. Although we have attempted to identify important factors that could cause our actual results to differ materially from expectations, intentions, estimates or forecasts, there may be other factors that could cause our results to differ from what we currently anticipate, estimate or intend. Recent unprecedented events in global financial and credit markets have resulted in high market price volatility and contraction in credit markets. These on-going events could impact forward-looking statements contained in this annual information form in an unpredictable and possibly detrimental manner. In light of these risks, uncertainties and assumptions, the forward-looking events described in this annual information form might not occur or might not occur when stated. Forward-looking statements are provided to assist external stakeholders in understanding management's expectations and plan relating to the future as of the date of this annual information form and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on forward looking statements. Except as required under applicable securities legislation, we undertake no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise

Unless otherwise indicated, all currency amounts referenced in this Annual Information Form are denominated in Canadian dollars.

 ARTICLE 1: CORPORATE STRUCTURE

1.1   Name, Address and Incorporation

DragonWave Inc. ("DragonWave", "we", "us", "our" or the "Company") was incorporated on February 24, 2000 by Certificate and Articles of Incorporation issued under the Canada Business Corporations Act (the "CBCA"). DragonWave's last financial year ended February 28, 2010. The head office of DragonWave is located at 411 Legget Drive, Suite 600, Ottawa, Ontario, Canada.

1.2   Intercorporate Relationships

DragonWave has two subsidiaries, DragonWave Corp., a corporation wholly-owned by the Company and incorporated under the laws of Delaware, and 4472314 Canada Inc., a corporation wholly-owned by the Company and incorporated under the CBCA. Unless the context requires otherwise, references in this Annual Information Form to "DragonWave", "we", "us", "our" or "the Company" include DragonWave Corp. and 4472314 Canada Inc.

ARTICLE 2: GENERAL DEVELOPMENT OF THE BUSINESS

2.1   Three Year History

Founded in 2000, we are a leading provider of high-capacity wireless Ethernet equipment used in emerging internet protocol (IP) networks. We design, develop, market and sell proprietary, carrier-grade microwave radio frequency networking equipment, or links, that wirelessly transmit broadband voice, video and other data between two points. Our wireless carrier-Ethernet links, which are based on a native Ethernet platform, function as a wireless extension to an existing fiber and global optic core telecommunications network. The principal application for our products is the backhaul function in a wireless communications network. Backhaul links connect the large amounts of network traffic aggregated by base stations and other collection points on the edge of the network to the high-capacity fibre optic infrastructure at the core of the network. Additional applications for our products include point-to-point transport applications in private networks, including municipal and enterprise applications.

Our products principally perform the backhaul function in a communication service provider's network, connecting high-traffic points of aggregation such as high-capacity wireless base stations (3G+ cellular, WiFi, WiMAX, Long-Term Evolution ("LTE")) and large "out of territory" enterprises to nodes on the fibre optic core network.

Our line of wireless carrier-Ethernet links is marketed under the Horizon trade name. Our Horizon product line is carrier-grade and operates primarily in licensed spectrum bands to minimize interference. We also offer our Service Delivery Unit ("SDU") solution product line of time division multiplexing ("TDM")-to-Ethernet multiplexer based on pseudowire technology, which enables our native Ethernet links to support the network traffic generated by emerging converged services based on IP such as data access, voice over internet protocol (VoIP), and video streaming, as well as legacy TDM services. We believe that our wireless carrier-Ethernet links are an attractive alternative to other backhaul solutions such as leased lines and fibre optic cable deployments.

The demand for our products is driven by global trends, including IP convergence and pressure on backhaul capacity caused by increased functionality of mobile devices, the shift in demand from voice to multi-media content and services, growing demand for wireless coverage, increasing numbers of subscribers, and investment in radio access network spectrum. In our target markets, network traffic is shifting from legacy TDM traffic to IP-based traffic to improve network efficiency and enable IP-based services.

We target principally the global wireless communications service provider market and, in particular, those service providers offering high-capacity wireless communication services, including traditional cellular service providers and emerging broadband wireless access (BWA) service providers. These service providers offer high-speed digital communication services over wireless access networks, employing IP-based wireless network access technologies such as advanced (3G+) cellular technologies, as well as WiFi and WiMAX. The market addressed by these wireless service providers is characterized by significant growth in number of subscribers, coverage area, and bandwidth requirements per subscriber, and a corresponding need to reduce the cost per bit of the backhaul network. We also targets other markets, including wireless extension of fixed-line networks to directly connect high-bandwidth end-customers to the core network, and private networks of large multi-site organizations such as Fortune 500 enterprises, municipalities and government organizations.

The key elements of our solution include: high performance; carrier-grade availability; cost-competitiveness; support of legacy networking standards; and the availability of advanced network management and wireless network IP planning.

We commenced commercial deployment of our products in 2002 and, as of February 28, 2010, had shipped approximately 23,000 product units (links). To date, our wireless carrier-Ethernet links have been purchased and deployed by customers in more than 65 countries. In the fiscal year ended February 28,

2010, we delivered products to 148 customers, including Clearwire LLC (United States), wi-tribe Pakistan Limited (Pakistan), Altitude Infrastructure (France), Wind (Canada), and Barrett Xplore (Canada).

On April 19, 2007, pursuant to a prospectus (the "Prospectus") filed with the securities regulatory authorities in each of the provinces of Canada, we closed our initial public offering which involved the issuance of 7,595,000 common shares from treasury at a price of $3.95 per common share resulting in gross proceeds of $30,000,250 (the "IPO"). In connection with the IPO, our common shares were listed on the Toronto Stock Exchange ("TSX") and admitted for trading on the Alternative Investment Market ("AIM") of the London Stock Exchange plc. The IPO was underwritten by a syndicate of underwriters led by Canaccord Capital Corporation and including CIBC World Markets Inc. and Genuity Capital Markets (collectively, the "IPO Underwriters"). A copy of the Prospectus can be found on SEDAR at www.sedar.com (but is not incorporated by reference herein). On May 23, 2007, we closed the over-allotment option granted to the IPO Underwriters in connection with the IPO (the "Over-Allotment Option") which resulted in a further 700,000 common shares being issued from treasury at a price of $3.95 per common share and additional gross proceeds to us of $2,765,000.

On September 20, 2007, pursuant to a short form prospectus (the "Short Form Prospectus") previously filed with all of the securities regulatory authorities in each of the provinces of Canada, other than Quebec, we closed a short form prospectus offering involving the issuance of 3,800,000 common shares from treasury and the sale of 3,200,000 common shares by certain of our shareholders (the "2007 Selling Shareholders"), each at a price of $6.25 per common share resulting in gross proceeds to us of $23,750,000 and gross proceeds to the 2007 Selling Shareholders of $20,000,000 (the "2007 Offering"). The 2007 Offering was underwritten by a syndicate of underwriters led by Canaccord Capital Corporation and including CIBC World Markets Inc., Genuity Capital Markets G.P., Orion Securities Inc. and Raymond James Ltd. A copy of the Short Form Prospectus can be found on SEDAR at www.sedar.com (but is not incorporated by reference herein).

As of January 5, 2009, we cancelled the admission of our common shares to trading on AIM (the "AIM delisting"). The decision to proceed with the AIM delisting was based on a review of our AIM listing by our board of directors and it was concluded that the additional costs associated with maintaining a second listing on AIM were not justifiable given our North American focused shareholder base. This decision was based on several factors, including low trading volumes in the United Kingdom and the cost and management resources involved in maintaining the AIM listing.

On October 14, 2009, our registration statement (the "Registration Statement") filed with the United States Securities Exchange Commission (the "SEC") became effective under the United States Securities Act of 1933, as amended, and on October 15, 2009, our common shares commenced trading on the NASDAQ Global Market under the symbol "DRWI". On October 20, 2009, in connection with our listing on NASDAQ and pursuant to the Registration Statement previously filed with the SEC and a supplemented short form PREP prospectus (the "Supplemented Prospectus") previously filed with all of the securities regulatory authorities in all of the provinces of Canada, other than Quebec, we closed an equity offering (the "2009 Offering") involving the issuance of 7,493,562 common shares from treasury and the sale of 5,478,738 common shares by certain of our shareholders (the "2009 Selling Shareholders"), each at a price of $10.29 ($10.00 US) per common share resulting in gross proceeds to us of $77,108,753 and gross proceeds to the 2009 Selling Shareholders of $56,376,214. Canaccord Adams and Piper Jaffray & Co. acted as co-lead managers for the syndicate of underwriters which included CIBC World Markets., Pacific Crest Securities LLC, GMP Securities L.P., RBC Dominion Securities Inc., Dundee Securities, and TD Securities. A copy of the Supplemented Prospectus can be found on SEDAR at www.sedar.com (but is not incorporated by reference herein) and a copy of the Registration Statement can be accessed through the SEC's website www.sec.gov (but is not incorporated by reference herein).

Significant product and business developments over the last three fiscal years have been as follows:

Fiscal Year 2010 (March 1, 2009 until Feb 28, 2010)

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In February, 2010, we signed an original equipment manufacturer (OEM) agreement with a world leader in mobile communications infrastructure. We expect our microwave radio system to be included in end-to-end mobile backhaul solutions in North America and Japan under this agreement.

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On November 2, 2009, we announced that our next generation backhaul solution—Horizon Compact—was selected by Videotron for its 3G network deployment.

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On October 15, 2009, we listed our common shares on NASDAQ and on October 20, 2009, we completed the 2009 Offering.

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On October 6, 2009, we announced that Yota has deployed our Horizon Compact in extending Russia's first 4G network to regions beyond Moscow and St. Petersburg. Our solution supports 400 Mbps capable links for backhaul of Yota Mobile WiMAX services for business and residential users.

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In September, 2009, we signed multi-year exclusive supply agreement with Unwired Australia to supply wireless backhaul for the forthcoming Vivid Wireless Perth network—Australia's first 4G mobile WiMAX network deployment.

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In September, 2009, xchange magazine presented us with the Best of 4G Award for our new Horizon Quantum packet microwave solution in the Best 4G Enabling Technology Innovation category.

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In September, 2009, we introduced our newest product, Horizon Quantum, which is designed to provide significantly increased bandwidth capacity of up to 4 Gbps per link in a half-rack-unit device incorporating a bandwidth accelerator feature that enables superior spectral efficiency by up to a factor of 2.5 times as compared to conventional systems.

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On September 1, 2009, we announced that IBW has deployed the Horizon Compact to provide robust and reliable native Ethernet backhaul for its new WiMAX business services in Costa Rica.

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On July 10, 2009, we announced that Globalive Wireless Management Corp. has selected us to provide high-capacity, cost effective next generation wireless backhaul for its high speed packet access network.

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On May 12, 2009, we announced that we joined the Cisco Technology Developer Program as part of the program's Wireless Networking solution category. In addition, we announced that our Horizon Compact product successfully completed interoperability testing with Cisco BWX 8300 and Cisco Aironet. The Cisco Technology Developer Program (http://www.cisco.com/go/ctdp) unites Cisco with third-party developers of hardware and software to deliver tested interoperable solutions to joint customers.

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On April 7, 2009, we announced that wi-tribe Pakistan Limited, a WiMAX service provider deployed its IP backhaul network using our Horizon Compact radio system.

Fiscal Year 2009 (March 1, 2008 until February 28, 2009)

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On February 11, 2009, we announced that Linkem SpA has chosen to deploy our Horizon Compact radios in their new WiMAX (4G) network in Italy.

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On June 9, 2009, our shareholders ratified our shareholder rights plan (see below under "Material Contracts") enacted by our board of directors on January 29, 2009.

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On January 27, 2009, we announced that ECAS Telecommunications & Systems Ltd. selected Horizon Compact for IP backhaul of WiMAX, 3.5G, Evolution Data Only (EVDO) and LTE services in Nigeria.

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On December 1, 2008, we announced that in light of uncertainty in some of our markets arising from global financial conditions, we implemented a number of measures aimed at reducing our operating expenses including: the elimination of 20 positions from our workforce (a 13% total headcount reduction), reducing spending in all areas, and the AIM delisting. As a result of global financial conditions, we also announced that our strategic relationship with NextWave Broadband Inc. ("NextWave") was terminated following NextWave's announcement that it was restructuring its business and as a part of this restructuring, it was working to divest its infrastructure business units.

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On September 9, 2008, we announced that Altitude Infrastructure, a subsidiary of Altitude Group, has selected our products to provide high capacity Ethernet backhaul as part of its rollout of WiMAX broadband services across France.

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In September, 2008, we signed an agreement with Brightstar Corporation ("Brightstar"), a global leader in customized distribution and integrated supply chain solutions for the wireless industry. The agreement provides for distribution by Brightstar of our Horizon and AirPair high-capacity wireless Ethernet point-to-point microwave radios in the Caribbean and Latin American markets.

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On July 9, 2008, we announced that Sprint Nextel Corporation selected our IP backhaul solutions for its XOHM-branded WiMAX mobile-broadband services in North America and that our Horizon Compact and Horizon Duo products would be deployed initially in the Baltimore/Washington and Chicago markets.

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On June 3, 2008, we announced that Omnivision C.A. standardized on our products for licensed-frequency wireless backhaul as it expands its WiMAX service offering into markets across Venezuela.

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On May 5, 2008, we announced that M3 Wireless ("M3") is cost-effectively converging its WiMAX data and GSM voice services for business and residential customers on our IP backhaul solution. Our AirPair product interlinked 27 sites across M3's meshed Ethernet network spanning Bermuda.

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On March 31, 2008, we announced that we expanded our coverage to include the 6 to 8 GHz range of licensed radio frequencies.

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On March 17, 2008, we announced our SDU product portfolio, enabling carriers to efficiently converge TDM and IP services on a cost-effective, flexible Ethernet network foundation.

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On March 17, 2008, we announced Horizon Duo, an addition to our Horizon portfolio of native Ethernet radios. Horizon Duo delivers industry-leading capacity of up to 1.6 Gbps per link and lowest-cost-per-bit performance for wireless carriers offering increasingly bandwidth-intensive WiMAX and 4G services.

Fiscal Year 2008 (March 1, 2007 until February 29, 2008)

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In January, 2008, we completed a master purchase agreement with Nextlink Wireless Inc. ("Nextlink") to purchase AirPair and Horizon Compact in support of Nextlink's portfolio of broadband wireless services.

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On January 15, 2008, we announced that AirPair Wireless Ethernet radio product has been approved by Russia's Ministry of Communications for use throughout Russia.

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In September, 2007, we concluded a patent license agreement with NEC Corporation ("NEC"). We paid NEC a one time past release fee and we pay an ongoing royalty payment.

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On September 24, 2007, we announced the general availability of AirPair Unite which converges Ethernet and TDM traffic across a single wireless, IP stream.

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On September 20, 2007, we closed the 2007 Offering.

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On September 17, 2007, we announced the appointment of Clive Belfort as Vice President, Europe, the Middle East and Africa ("EMEA").

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On September 4, 2007, we announced a global strategic network solutions agreement with NextWave. NextWave selected our Ethernet Radio as its preferred wireless backhaul solution.

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On May 23, 2007, we closed the Over-Allotment Option.

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On May 1, 2007, we announced the signing of a strategic partnership agreement with Barrett Xplore Inc., one of Canada's largest and fastest growing wireless broadband service providers serving rural and non-urban homes and businesses.

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On April 19, 2007, in connection with the IPO, our common shares commenced trading on the TSX and AIM on April 19, 2007.

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In 2007 we introduced the Horizon Compact, which integrates the baseband and microwave electronics into a single unit that can be mounted up-mast on the antenna or indoors in an equipment rack. The higher level of integration of the Horizon Compact provides a lower cost solution by reducing or eliminating redundant housings, components, circuitry, rack space, and cabling; enabling more efficient installations; and providing a higher level of system reliability.

ARTICLE 3: DESCRIPTION OF THE BUSINESS

3.1   General

Products and Services

Principal Markets

We target customers principally in the global communications service provider market, including broadband service providers and wireless service providers. In the broadband service provider market, our products are used to connect to the core of the network in both mature, developed markets as an extension or alternative to existing broadband infrastructure, and in emerging markets that possess limited broadband infrastructure as an alternative to deployment of wire-line infrastructure. In the wireless service provider market, our products are used by service providers that provide emerging high-capacity services to end-users. We also target enterprise and municipal/government customers that own or operate private networks requiring point-to-point applications. Our principal markets are described below.

Communications Service Provider Markets

Broadband Service Provider Market

Broadband is a high-speed digital communications medium that uses high-bandwidth channels for sending and receiving large amounts of voice, video and other data. Traditionally, broadband services have been delivered to end-users via cable, DSL or T1/E1 (TDM) networks, which transmit communications much faster than analog networks used for earlier data and voice communications.

Communications service providers provide broadband connectivity to business customers both "in territory" where they own the infrastructure connecting their points of presence and end-users, and "out of territory", where they must lease or build this access infrastructure. The leased lines model is generally not optimal for these service providers, due to high lease costs and the fact that, in many cases, lines must be leased from direct competitors. As a result, these service providers have an economic and strategic imperative to find a cost-effective alternative to leased lines. We believe that Ethernet microwave transport technologies, such as those we provide, can furnish this alternative.

Wireless Service Provider Market

Wireless communications services is the provision of voice, video and other data communications services to users of wireless devices for network connectivity for fixed and/or mobile applications. Within this market, we focus on service providers offering emerging high-capacity services based upon 3G+ access technologies, such as HSPA, WiMAX and LTE.

In wireless networks, mobile wireless handsets and other subscriber devices connect to a network of wireless base stations, which are in turn interconnected by backhaul network solutions to the fiber optic core network. Cellular and other mobile networking technologies have evolved to provide higher bandwidth and IP networking capabilities. We believe that in markets where subscriber growth is most rapid, service providers will focus on building new networks to provide basic voice services, and in markets where the subscriber base is mature, service providers will focus on expanding the capacity of existing networks to roll out advanced data and video services which require higher network bandwidth per subscriber. Both scenarios create increased demand for backhaul capacity.

3G+ wireless technologies comprise a range of technologies that enable the provision of high-speed wireless access services for subscriber devices such as handsets and personal computers. 3G+ wireless technologies include technologies evolved from traditional cellular technologies or from all-IP broadband wireless access technologies such as WiMAX. As such, 3G+ mobile technologies encompass a range of different wireless network access standards that provide increased subscriber bandwidth either in legacy

TDM networks or utilizing emerging wireless IP networks. 3G+ mobile technologies enable users to utilize voice services as well as high bandwidth applications such as downloading music and other content such as maps and video, exchanging email, multimedia messaging, and a broad array of Internet applications.

Examples of emerging high-capacity all-IP radio access network technologies currently being deployed or planned for deployment include WiMAX and LTE:

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  WiMAX:    Developed from inception as an all-IP networking technology, WiMAX is a standards-based technology enabling the delivery of last-mile broadband wireless access as a complement to wire-line broadband solutions such as cable and DSL. The IEEE 802.16d-2004 standard provides fixed broadband wireless capacity and the IEEE 802.16e-2005 WiMAX standard provides fixed broadband wireless capacity as well as mobility capabilities. The pre-WiMAX development cycle spanned 2005 to 2007. WiMAX deployments were first launched in the U.S. in 2008 and today large scale WiMAX deployments are underway.

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  Long Term Evolution (LTE):    LTE is an advanced 3G+ technology for both GSM and CDMA cellular service providers. Approved in 2008, LTE is defined by the 3G Partnership Project in the 3GPP Release 8 specification. With typical download speeds of approximately 6 Mbps, LTE is considerably higher bandwidth than HSPA (evolved from GSM) and EV-DO (evolved from CDMA). LTE is an IP networking technology and we envision that GSM and CDMA service providers will eventually migrate to LTE to provide an interoperable IP-based cellular system worldwide. We expect LTE network deployments to commence in the U.S. in 2010. For example, Verizon Communications Inc. ("Verizon") indicated that it plans to offer commercial LTE service in 25 to 30 markets in 2010 with the ultimate goal of covering virtually all of its points of presence with a LTE network by the end of 2013.

Enterprise and Government/Municipal Markets

We also target large organizations, such as enterprises and government/municipal bodies, with diverse locations that require high bandwidth communications networks. This market includes the education vertical (distance learning and Internet access for schools), the health vertical (remote imaging and campus networks) and municipalities that deploy networks for city-wide public Internet access and/or government and emergency services. In this market, we target our products at organizations that build their own communications networks rather than lease services from service providers. We believe that as bandwidth demand continues to grow, these organizations will increasingly consider the implementation of private networks to reduce service lease costs. Examples of our end-customers that have deployed private networks include The City of Barrie (Ontario, Canada), South Wales Fire Department (U.K.), The Palm Springs School District (California, United States), South Georgia Regional Information Technical Authority (Georgia, United States), Nexus Systems (Louisiana, United States), City of Joliet (Illinois, United States), City of Plano (Texas, United States), City of Hoffman Estates (Illinois, United States), City of Melrose Park (Illinois, United States), Crane Naval Base (Indiana, United States), Ventura County (California, United States), and the Dubai Police (Dubai, U.A.E.).

Distribution Methods

We distribute our products and services through a combination of direct and indirect sales channels. This strategy permits us to broaden our customer coverage, while at the same time retaining contact with our customer base and managing costs. The sales cycles can be lengthy and often include network studies and trials of our equipment in laboratory and field environments. Because our products are utilized in large network deployments, the sales are project-based and accordingly are highly variable from quarter to quarter. Our direct customers are typically service providers that operate networks in large geographical areas. The sales cycle to this class of customer typically involves a trial (or trials), and requires nine to twelve months from first contact before orders are received. Once the order stage is reached, a supply agreement is usually established and multiple orders are processed under one master supply agreement. While North America is our primary geographic market, the sales team targets service providers across the world and our products have been deployed in numerous countries across Europe (in France, Spain, Germany, Italy, Romania and the Czech Republic) and the Middle East (in Pakistan, the United Arab Emirates, Saudi Arabia, Kuwait and Lebanon). In our most recent fiscal year, 93% of our sales originated from North America, 6% from EMEA, 1% from Asia-Pacific and 0% from Latin America.

Direct Sales Strategy

Our direct sales and business development team of 31 employees primarily focuses on Tier 1 service providers. The team is organized across three geographic regions: North America, EMEA and Asia-Pacific. Direct sales employees are currently based in the United States, Canada, the United Kingdom, France, Singapore and the United Arab Emirates. The sales and business development team is comprised of dedicated salespeople assigned to specific customer accounts. Sales personnel have extensive knowledge of network infrastructure. In addition to closely monitoring the target markets for potential network deployments and new customer opportunities, our sales team builds on our existing relationships with our customers' network planning organizations, including participating in business case development and technical analysis of projects. This channel represented 93% of revenue for the fiscal year ended February 28, 2010 (fiscal year ended February 28, 2009—62%).

Indirect Sales Channel Strategy

Our indirect sales channel consists primarily of distributors and regional VARs, and is involved in both channel-initiated sales (sales initiated and serviced by third parties) and channel-fulfilled sales (sales initiated by our direct sales team and serviced by third party resellers). Our principal North American distributors are TESSCO Technologies Inc., Talley Inc., Alliance Communications Corporation and Hutton Communications Inc. These distributors have been selected based on geographic coverage and access to market verticals. Within North America, the VARs are identified by these distributors. We have agreements with several regional VARs in North America. Outside of North America, we select the VARs directly. We qualify our VARs based on experience deploying microwave equipment, contacts in our target customer segments, and financial stability. We provide ongoing training to our VARs, and our VARs work with our dedicated account managers, participate in co-operative marketing programs and receive market development funds and support materials for customer sales. Our personnel assist our VARs with initial installations of our products to provide quality assurance to end-customers.

We also work with OEMs, including system integrators and network equipment vendors, to assist them in providing complete network solutions for their end-customers.

The majority of our indirect revenues in North America are accounted for by three distributors. In EMEA and Asia-Pacific, we have agreements with regional VARs in the United Kingdom, Ireland, Spain, France, Germany, Belgium, the Netherlands, Sweden, Norway, Hungary, the Czech Republic, Israel, Saudi Arabia, United Arab Emirates, Kuwait, South Africa, Australia, Pakistan and Singapore. This channel represented 7% of revenue for the fiscal year ended February 28, 2009, (fiscal year ended February 28, 2009—34%).

Revenues

Our revenue in the 2010 fiscal year was $171.1 million, compared with $43.3 million for the 2009 fiscal year. Almost all of our revenue originated from our Horizon product lines. In the 2010 and 2009 fiscal years, we did not derive any of our revenues from sales to customers who were investees (outside of the consolidated entity) or controlling shareholders of the Company.

Production and Services

We outsource most of our manufacturing and certain elements of the supply chain management and distribution functions. Outsourcing these functions allows us to focus on designing, developing, selling and supporting our products. In addition, we are able to leverage the economies of scale and expertise of specialized outsourced manufacturers, reduce manufacturing and supply chain risk and reduce distribution costs.

We have two principal outsourced manufacturers, BreconRidge Corporation ("BreconRidge") and Plexus Corp. ("Plexus"):

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  BreconRidge is an electronics manufacturing services company specializing in the communications, industrial and consumer market sectors. BreconRidge is ISO 9001 certified and has manufacturing facilities in Canada, the United States and China. Our products are manufactured at BreconRidge's facility in Ottawa, Ontario, Canada. Terence Matthews, one of our directors, has a significant equity interest in BreconRidge. See "Interests of Management and Others in Material Transactions". We believe that our manufacturing agreement with BreconRidge reflects fair market terms and payment provisions. BreconRidge recently announced that it would be acquired by Sanmina-SCI Corporation in a transaction that is expected to close on May 27, 2010.

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  Plexus is an electronics manufacturing services company with manufacturing facilities in the United States and Malaysia. Plexus provides product design, supply chain and materials management, manufacturing, test, fulfillment and aftermarket solutions to branded product companies in the wire-line/networking, wireless infrastructure, medical, industrial/commercial and defense/security/aerospace market sectors.

We have allocated manufacturing of our products (including components) among key suppliers to reduce the risks associated with using a single supply source and to ensure competitive pricing and levels of service. Using multiple suppliers also enables us to respond more rapidly to increases in demand for our products.

Research and Development Activities

Our ability to develop technologically superior and/or most cost-effective solutions relative to our competitors can only be achieved through our continued research and development ("R&D") efforts.

Our R&D activities take place at our headquarters in Ottawa, Ontario, Canada. We currently have approximately 112 personnel in our engineering group, representing approximately 42% of our total personnel. The majority of our engineering staff hold technical degrees in engineering. A large number of our senior engineering personnel have worked together for several years and have been responsible for the development of our products. Our R&D team works closely with our growing customer base, and incorporates feedback from our direct and indirect sales teams into our product development plans to improve our products and address emerging market requirements.

Our R&D expenses have historically been, and will continue to be, a significant portion of our overall cost structure as we will continue to invest in new product features and new platforms to better serve the current and future needs of our customers. We invested 10% and 25% of our revenues in R&D during fiscal year 2010 and fiscal year 2009, respectively.

Competitive Conditions

We face competition in our target markets from two types of microwave equipment suppliers: PDH equipment suppliers and Ethernet equipment suppliers. Microwave equipment has historically been used to address the backhaul requirements of 2G cellular applications and, today, the market is dominated by PDH products. The leading suppliers of PDH microwave equipment are NEC Corp., Alcatel-Lucent, Telefonaktiebolaget LM Ericsson and Nokia Siemens Networks. While we compete with suppliers of PDH backhaul products of T1s and E1s used in 2G networks, our native Ethernet-based products are optimized for the transport of packet-based networks and feature significantly higher capacity, and a manufacturing process that delivers this high capacity at a lower price, than PDH equipment. A second category of equipment suppliers for backhaul applications are, like us, focused on Ethernet-based products in IP networks. These suppliers are our main competitors and include Ceragon Networks Ltd. of Israel and Aviat Networks, Inc. (formerly Harris Stratex Networks, Inc.) of the United States. We encounter these competitors in network builds focused on IP traffic. We believe that our bandwidth capability/flexibility, and all-outdoor solution, performance and simplicity differentiate our solution from products offered by our competitors.

Our assessment of our competitive position, as described above, is based, among other factors, on our knowledge of the telecommunications equipment industry and communications with our customers.

Products or Services

We have commercialized two principal product lines of Ethernet microwave links, Horizon and AirPair. We commenced commercial production of our Horizon product line in 2007. Our Horizon product line was designed as a next-generation product to follow our AirPair product line, which was introduced in 2002.

Horizon Product Family

Our Horizon product family is an Ethernet microwave portfolio and consists of Horizon Compact, Horizon Duo and Horizon Quantum. Key features across our Horizon product line include adaptive modulation, ring/mesh support, advanced prioritization, jumbo frames, flow control, ATPC and layer 2 transparency.

Horizon Compact

Our Horizon Compact is designed to lower capital and operating costs for service providers by integrating and enhancing the functionality of traditional wireless indoor and outdoor units into a single, compact, high-performance, high-availability Gigabit Ethernet all-outdoor microwave transmission system. Horizon Compact offers scalability to 400 Mbps per channel, or 800 Mbps full duplex capacity using a single antenna with cross polarization. The design of the Horizon Compact reduces the installation and operational burden for service providers by not requiring support of indoor backhaul equipment or space in indoor base-station cabinets and using standard cabling with power over Ethernet. These zero-footprint characteristics of the Horizon Compact product complement 3G+ radio-access network solutions. Horizon Compact operates in the 6 to 38 GHz licensed radio frequency, ensuring interference-free performance for Ethernet microwave applications, and provides scalable, low-latency native Gigabit Ethernet connectivity.

We believe that Horizon Compact will enable service providers to offer carrier-Ethernet services using licensed spectrum on a basis that provides direct cost competition to systems using unlicensed spectrum, while also providing scalability comparable to fiber optic solutions.

Horizon Duo

Our Horizon Duo product is a wireless indoor and outdoor split mount, high-availability Ethernet microwave transmission system that provides scalable, low-latency native Gigabit Ethernet connectivity. Horizon Duo is a high capacity Ethernet microwave system that offers 1600 Mbps full duplex capacity while lowering capital and operational costs for service providers. The high capacity of the Horizon Duo is optimized for core transport ring-and-mesh applications. Horizon Duo operates in the 11 to 38 GHz licensed radio frequency, ensuring interference-free performance for wireless carrier Ethernet applications.

We believe that Horizon Duo enables service providers to achieve the network scalability that is required for emerging 4G networks. Horizon Duo's rapid link shutdown capability allows it to be deployed in ring/mesh architectures with 50-100 ms switching.

Horizon Quantum

In September 2009, we launched our Horizon Quantum product in North America and in February 2010, we launched Horizon Quantum in Europe. We have designed Horizon Quantum to provide significantly increased bandwidth capacity of up to 4 Gbps per link. Horizon Quantum is a native Ethernet implementation supporting sub-0.1-ms latencies and is optimized for the rollout of LTE services. Horizon Quantum is a half-rack-unit device incorporating a Bandwidth Accelerator feature that enables superior spectral efficiency by up to a factor of 2.5 times as compared to conventional systems. The combination of these features results in a five times improvement in rack density per unit of available bandwidth capacity. Horizon Quantum also integrates key nodal intelligence that enables network operations to be streamlined and simplified to yield significant cost efficiencies. For example, Horizon Quantum incorporates integrated switching capability enabling aggregation and switching to optimize ring-and-mesh network deployments by requiring reduced network equipment to be deployed, powered and maintained. Horizon Quantum also incorporates our standard user-scalable bandwidth enabling simple and remote scaling, without truck rolls, providing our customers with key operational-cost benefits.

AirPair

We commenced commercial production of our previous generation product line, AirPair, in 2002. Initially, a 100 Mbps version of the product was introduced in 18 and 23 GHz frequency bands. AirPair's frequency coverage was expanded to include frequencies from 11 through 38 GHz. In 2005, we introduced a new version of the AirPair product line, AirPair Release 4, which can scale up to 250 Mbps per carrier or up to 500 Mbps per link. This version currently accounts for the majority of AirPair product sales. While we continue to produce and support our AirPair product line, this line has been largely superseded by our Horizon product family.

Service Delivery Unit (SDU)

Our SDU product range incorporates pseudowire products that enable cost-effective converged packet transport and TDM transport and eliminates intermediate cabling and complexity. Our SDU product functionality includes 6XGigE ports, Ethernet switching, remote network management, prioritization, point-to-point pseudowire or hub-and-spoke functionality and includes our SDU-16 and SDU-155 products.

Components

Our solution consists of links, each comprised of two radios, two modems, and two antennas. Each set of links includes our proprietary embedded software and FPGA firmware. Our links incorporate commercially-available electronic components sourced from third party suppliers, including field programmable gate arrays, monolithic microwave integrated circuits and micro processors. The antennas used in our wireless carrier-Ethernet links are manufactured by third party suppliers.

The manufacturing of our products depends on obtaining adequate supplies of third party components on a timely basis. We source several key components used in the manufacture of its products from a limited number of suppliers, and in some instances, a single source supplier. See under the heading "Risk Factors" below.

Intangible Properties

In accordance with industry practice, we protect our proprietary rights through a combination of patent, copyright, trade-mark and trade secret laws and contractual provisions.

Patent law offers some protection for our current and future products and may protect certain elements of our manufacturing processes. Our patent strategy is focused on protecting novel elements of the following aspects of our product and manufacturing design:

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  core design features (including certain circuits and algorithms required for advanced, low-cost point-to-point radio implementations);

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  implementation technologies (consisting of the proprietary aspects of our manufacturing design that permit low-cost automated assembly and testing);

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  certain key Ethernet microwave networking technologies for high-speed, high-performance metro Ethernet networking applications (including bandwidth scaling feature (marketed as "Flex"), mesh rapid link shutdown feature, mesh node packaging/integration); and

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  other key features of our products (including Flex functionality, RF-loopback, mesh nodes and tri-mode mesh panel features).

Our active patent portfolio consists of eight issued U.S. patents, 12 pending U.S. applications, two pending Canadian applications and four pending European applications.

The executable code for our software and firmware, the embedded software and firmware in our hardware products and our manufacturing designs are protected under trade secret law and as unpublished, copyrighted works. Software is only provided to our customers in binary format. We recognize, however, that effective copyright protection may not be available in some countries in which we distribute products. We license the use of our product to our customers and resellers. These licenses contain standard provisions prohibiting the unauthorized reproduction, disclosure, reverse engineering or transfer of our product. In addition, we are designing product changes intended to enable the implementation of encrypted embedded firmware to further enhance our ability to protect our critical intellectual property.

Our general practice is to enter into confidentiality and non-disclosure agreements with our employees, consultants, manufacturers, suppliers, customers, channel partners and others to attempt to limit access to and distribution of our proprietary information. In addition, our practice is to enter into agreements with our employees that include an assignment to us of all intellectual property developed in the course of their employment.

We have registered trade-marks DRAGONWAVE, AIRPAIR and HORIZON in Canada and DRAGONWAVE and HORIZON in the U.S. We have a pending trade-mark application in the U.S. for AIRPAIR, although this application is currently being opposed by a third party.

Except for intellectual property which we have taken measures to protect as described above, there are no patents or other intellectual property rights, licenses or proprietary rights, or processes protected by trade secrets that we rely on or that are material to our business or revenues.

Cycles

There is no seasonal effect on our sales patterns; however, quarterly results may fluctuate especially when multi-year or multi-quarter projects are booked.

Economic Dependence

We have been dependent, and expect that in at least the next twelve months we will continue to be dependent, on a key customer. This customer represented approximately 80% of sales for the year ended February 28, 2010 versus 19% of sales for the year ended February 28, 2009. We supply products to our customers on a purchase order basis and, accordingly, customers are under no ongoing obligation to buy our products. If one or more of the our customers discontinues its relationship with us for any reason, or reduces or postpones current or expected purchases of our products or services, our business, results of operations and financial condition could be materially adversely affected. See "Risk Factors" below.

Changes to Contracts

As of the date of this Annual Information Form, we do anticipate any changes to existing contracts that would have a material effect on the current financial year's results.

Environmental Protection

Environmental protection requirements currently have no material financial or operational effect on our capital expenditures, earnings or competitive position, and are not expected to have any material effect in future years. However, there may be health and safety risks associated with wireless products. See under the heading "Risk Factors" below.

Employees

As of February 28, 2010, we had 269 full-time and temporary employees and contractors. A breakdown of our employees and contractors by main category of activity and geographic location is as follows:

Category of Activity	February 28, 2010	Geographic Location
General and administrative:	21	Canada
Operations:	85	Canada
Research and development:	112	Canada
Sales and marketing/customer support:	51	North America, Europe, the Middle East, Asia

Total:	269

Foreign Operations

We market our products to customers outside of Canada through both direct and indirect distribution channels (see Section 3.1, and Section 4.1, "Risk Factors").

Lending

As at February 28, 2010, we had a $10.0 million US credit facility with a major U.S.-based bank to support working capital. This credit facility is formula based whereby we are permitted to draw from the line based on a percentage of accounts receivable. This is supplemented by a $3.0 million US line to support capital expenditures.

We restrict our investments to interest-bearing, short-term investment grade securities.

3.2   Bankruptcy and Similar Procedures

We have never been subject to a bankruptcy, receivership or similar procedure and no such procedures are proposed for the current fiscal year.

3.3   Reorganizations

Immediately prior to the closing of the IPO on April 19, 2007, we completed a capital reorganization pursuant to which all of our then-outstanding convertible debt and preferred shares were converted into common shares.

ARTICLE 4: RISK FACTORS

4.1   Risk Factors

Readers should carefully consider the following risk factors in addition to the other information contained in this Annual Information Form. The risks and uncertainties below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial also may impair our business operations and cause the price of our common shares to decline. Any of the matters highlighted in the following risks could have a material adverse effect on our business, results of operations and financial condition. In that event, the trading price of our common shares could decline, and a purchaser of our common shares may lose all or part of his, her or its investment.

Risks Related to our Business and Industry

Our growth is dependent on the development and growth of the market for high-capacity wireless communications services.

The market for high-capacity wireless communications services is still emerging and the market demand, price sensitivity and preferred business model to deliver these services remain highly uncertain. Our growth is dependent on, among other things, the size and pace at which the market for high-capacity wireless communications services develops. If this market does not gain widespread acceptance and declines, remains constant or grows more slowly than anticipated, we may not be able to grow or sustain our growth, and our overall revenues and operating results will be materially and adversely affected.

In particular, our products are optimized for service providers that wish to deploy networks based on emerging 3G+ technologies such as HSPA, WiMAX and LTE. There can be no assurance that there will be sufficient end-user demand for services offered using these emerging network technologies. Other competing technologies may be developed that have advantages over these emerging technologies, and service providers of other networks based on these competing technologies may be able to deploy their networks at a lower cost, which may allow these service providers to compete more effectively.

Service providers that do choose to deploy emerging technologies for high-capacity wireless communications services are also dependent on suppliers other than us in order to build and operate their networks. If these third party suppliers are not successful in developing the network components, subscriber equipment and other equipment required by our customers in a timely and cost-efficient manner, network deployments by our customers and demand for our products will be materially and adversely affected.

We rely on a small number of customers for a large percentage of our revenue.

We have been dependent, and expect that in at least the next twelve months we will continue to be dependent, on a key customer, Clearwire Corporation ("Clearwire"). Clearwire represented approximately 80% of our sales for the fiscal year ended February 28, 2010, and 19% of our sales for the fiscal year ended February 28, 2009. We supply products to our customers, including Clearwire, on a purchase order basis and, accordingly, customers are under no ongoing obligation to buy our products. Our relationships with our customers are generally not exclusive. To the extent that certain of our customers regard us as a critical supplier of equipment, such customers may choose to develop alternative sources of supply, such as our competitors, in order to mitigate actual or perceived risk to their own supply chains. If one or more of our customers discontinues its relationship with us for any reason, or reduces or postpones current or expected purchases of our products or services, our business, results of operations and financial condition could be materially adversely affected.

We face intense competition from several competitors and if we do not compete effectively with these competitors, our revenue may not grow and could decline.

We have experienced, and expect to continue to experience, intense competition from a number of companies. We compete principally with Aviat Networks, Inc. and Ceragon Networks Ltd. Our existing and/or new competitors may announce new products, services or enhancements that better meet the needs of customers or changing industry standards or deeply discount the price of their products. Further, new competitors or alliances among competitors could emerge. Increased competition may cause price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on our business, financial condition and results of operations. Our competitors may also establish or strengthen co-operative relationships with sales channel partners or other parties with whom we have strategic relationships, thereby limiting our ability to promote our products.

Many of our competitors and potential competitors have significantly greater financial, technical, marketing and/or service resources than us and/or have greater geographical reach to existing and prospective customers. Many of these companies also have a larger installed base of products, longer operating histories or greater name recognition than we do. Some of our competitors have the ability to offer vendor financing to their customers which we do not currently have nor expect to have in the foreseeable future. Customers for our products are particularly concerned that their suppliers will continue to operate and provide upgrades and maintenance for their products over a long-term period. Our relatively small size and short operating history may be considered negatively by current and prospective customers. In addition, our competitors may be able to respond more quickly than us to changes in end-user requirements and devote greater resources to the enhancement, promotion and sale of their products.

We face competition from indirect competitors.

In addition to direct competitors, we face competition from broadband technologies that compete with wireless transmission. Our products compete to a certain extent with other high-speed communications solutions, including fiber optic lines, DSL, free space optics, low and medium capacity point-to-point radios and other wireless technologies. Some of these technologies utilize existing installed infrastructure and have achieved significantly greater market acceptance and penetration than high-capacity broadband wireless technologies. Our wireless products and many other wireless products require a direct line of sight between antennas, potentially limiting deployment options and the ability to deploy products in a cost-effective manner. In addition, customers may wish to use transmission frequencies for which we do not offer products and, therefore, such customers may turn to our competitors to fulfill their requirements. We expect to face increasing competitive pressures from both current and future technologies in the broadband backhaul market. In light of these factors, the market for broadband wireless solutions may fail to develop or may develop more slowly than expected. Any of these outcomes could have a material adverse effect on our business, results of operations and financial condition.

Our success depends on our ability to develop new products and enhance existing products.

The markets for our products are characterized by rapidly changing technology, evolving industry standards and increasingly sophisticated customer requirements. The introduction of products embodying new technology and the emergence of new industry standards can render our existing products obsolete and unmarketable and can exert price pressures on existing products. Our success depends on our ability to anticipate and react quickly to changes in technology or in industry standards and to successfully develop and introduce new, enhanced and competitive products on a timely basis. In particular, the continued acceptance and future success of our product offerings will depend on the capacity of those products to handle growing volumes of traffic, their reliability and security, and their cost-effectiveness compared to competitive product offerings. We cannot give assurance that we will successfully develop new products or enhance and improve our existing products, that new products and enhanced and improved existing products will achieve market acceptance or that the introduction of new products or enhanced existing products by others will not render our products obsolete. Our inability to develop products that are competitive in technology and price and that meet customer needs could have a material adverse effect on our business, financial condition and results of operations. Accelerated product introductions and short product life cycles require high levels of expenditure for research and development that could adversely affect our operating results. Further, any new products that we develop could require long development and testing periods and may not be introduced in a timely manner or may not achieve the broad market acceptance necessary to generate significant revenue.

As we develop new products, our older products will reach the end of their lives. As we discontinue the sale of these older products, we must manage the liquidation of inventory, supplier commitments and customer expectations. Part of our inventory may be written off, which would increase our cost of sales. In addition, we may be exposed to inventory-related losses on inventories purchased by our contract manufacturers. If we are unable to properly manage the discontinuation of older products and secure customer acceptance of new products, our business, financial condition and results of operations could be materially and adversely affected.

We have a history of losses and cannot provide assurance that we will sustain profitability. If we fail to do so, our share price may decline.

We reported net losses of $10.724, $8.252 and $5.989 million for our 2007, 2008 and 2009 fiscal years respectively. In the 2010 fiscal year, we reported net income of $29.4 million. We expect our expenses will grow to support our revenue growth. We cannot provide assurance that we will be able to sustain profitability on a quarterly or annual basis. Our business strategies may not be successful. Our results of operations will be harmed if our revenue does not increase at a rate equal to or greater than increases in our expenses or if our revenue is insufficient for us to attain profitability. If we are not able to sustain profitability, our share price may decline and we may require additional financing, which may not be available.

Failure to manage our growth successfully may adversely impact our operating results.

The growth of our operations places a strain on managerial, financial and human resources. Our ability to manage future growth will depend in large part upon a number of factors, including our ability to rapidly:

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  build a network of channel partners to create an expanding presence in the evolving marketplace for our products and services;

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  build a sales team to keep customers and channel partners informed regarding the technical features, issues and key selling points of our products and services;

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  attract and retain qualified technical personnel in order to continue to develop reliable and flexible products and provide services that respond to evolving customer needs;

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  develop support capacity for customers as sales increase, so that we can provide post-sales support without diverting resources from product development efforts; and

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  expand our internal management and financial controls significantly, so that we can maintain control over our operations and provide support to other functional areas as our number of personnel and size increases.

Our inability to achieve any of these objectives could harm our business, financial condition and results of operations.

Our quarterly revenue and operating results can be difficult to predict and can fluctuate substantially.

Our revenue is difficult to forecast, is likely to fluctuate significantly and may not be indicative of our future performance from quarter to quarter. In addition, our operating results may not follow any past trends. The factors affecting our revenue and results, many of which are outside of our control, include:

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  competitive conditions in our industry, including strategic initiatives by us or our competitors, new products or services, product or service announcements and changes in pricing policy by us or our competitors;

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  market acceptance of our products and services;

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  our ability to maintain existing relationships and to create new relationships with channel partners;

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  varying size, timing and contractual terms of orders for our products, which may delay the recognition of revenue;

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  the project based nature of deployments of our products;

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  the discretionary nature of purchase and budget cycles of our customers and changes in their budgets for, and timing of, equipment purchases;

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  strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

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  general weakening of the economy resulting in a decrease in the overall demand for telecommunications products and services or otherwise affecting the capital investment levels of service providers;

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  timing of product development and new product initiatives; and

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  the length and variability of the sales cycles for our products.

Because our quarterly revenue is dependent upon a relatively small number of transactions, even minor variations in the rate and timing of conversion of our sales prospects into revenue could cause us to plan or budget inaccurately, and those variations could adversely affect our financial results. Delays, reductions in the amount or cancellations of customers' purchases would adversely affect our business, results of operations and financial condition.

A general global economic downturn may negatively affect our customers and their ability to purchase our products. A downturn may decrease our revenues and increase our costs and may increase credit risk with our customers and impact our ability to collect accounts receivable and recognize revenue.

Disruptions in the financial markets have had and may continue to have an adverse effect on the U.S. and world economy, which could negatively impact business spending patterns. Current tightening of credit in financial markets could adversely affect the ability of our customers and suppliers to obtain financing for significant purchases and operations and could result in a decrease in or cancellation of orders for our products.

The 2009 calendar year was widely described as an economic downturn, and the extent of the accompanying effects on upcoming years may exacerbate some of the other risks that affect our business, results of operations and financial condition. A tighter credit market for consumer, business, and service provider spending may have several adverse effects, including reduced demand for our products, increased price competition or deferment of purchases and orders by our customers. Additional effects may include increased demand for customer finance, difficulties in collection of accounts receivable and increased risk of counterparty failures.

We may be negatively affected by economic and geopolitical uncertainty.

The market for our products depends on economic and geopolitical conditions affecting the broader market. Economic conditions globally are beyond our control. In addition, acts of terrorism and the outbreak of hostilities and armed conflicts between countries can create geopolitical uncertainties that may affect the global economy. Downturns in the economy or geopolitical uncertainties may cause our customers to delay or cancel projects, reduce their overall capital or operating budgets or reduce or cancel orders for our products, which could have a material adverse effect on our business, results of operations and financial condition.

We may be unable to identify and complete acquisitions. Acquisitions could divert management's attention and financial resources, may negatively affect our operating results and could cause significant dilution to our shareholders.

In the future, we may engage in selective acquisitions of products or businesses that we believe are complementary to our products or business. There is a risk that we will not be able to identify suitable acquisition candidates available for sale at reasonable prices, complete any acquisition, or successfully integrate any acquired product or business into our operations. We are likely to face competition for acquisition candidates from other parties including those that have substantially greater available resources. Acquisitions may involve a number of other risks, including:

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  diversion of management's attention;

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  disruption to our ongoing business;

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  failure to retain key acquired personnel;

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  difficulties in integrating acquired operations, technologies, products or personnel;

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  unanticipated expenses, events or circumstances;

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  assumption of disclosed and undisclosed liabilities;

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  inappropriate valuation of the acquired in-process research and development, or the entire acquired business; and

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  difficulties in maintaining customer relations.

If we do not successfully address these risks or any other problems encountered in connection with an acquisition, the acquisition could have a material adverse effect on our business, results of operations and financial condition. Problems with an acquired business could have a material adverse effect on our performance or our business as a whole. In addition, if we proceed with an acquisition, our available cash may be used to complete the transaction, diminishing our liquidity and capital resources, or shares may be issued which could cause significant dilution to our existing shareholders.

We may be adversely affected by currency fluctuations.

The majority of our revenue and direct cost of sales is earned and incurred in U.S. dollars, while our operating expenses are incurred in both Canadian and U.S. dollars. Fluctuations in the exchange rate between the U.S. dollar and other currencies, such as the Canadian dollar, may have a material adverse effect on our business, financial condition and operating results. As of March 1, 2010, we have adopted the U.S. dollar as our functional and reporting currency. This was a result of the shift over time of the proportion of inlays and outlays in U.S. dollars. We do not currently engage in transactional hedging schemes but we do attempt to hedge or mitigate the risk of currency fluctuations by actively monitoring and managing our foreign currency holdings relative to our foreign currency expenses.

We may be adversely affected by credit risk.

We are exposed to credit risk for accounts receivable in the event that counterparties do not meet their obligations. We attempt to mitigate our credit risk to the extent possible by performing credit reviews. Both economic and geopolitical uncertainty can influence the ultimate collectability of these receivable amounts. Failure to collect outstanding receivables could have a material adverse effect on our business, results of operations and financial condition.

If we are required to change our pricing models to compete successfully, our margins and operating results may be adversely affected.

The intensely competitive market in which we conduct our business may require us to reduce our prices. If our competitors offer deep discounts on certain products or services in an effort to recapture or gain market share or to sell other products and services, we may be required to lower our prices or offer other favorable terms to compete successfully. Any such changes would reduce our margins and could adversely affect our operating results.

If sufficient radio spectrum is not allocated for use by our products, or we fail to obtain regulatory approval for our products, our ability to market our products may be restricted.

Radio communications are subject to regulation in North America, Europe and other jurisdictions in which we sell our products. Generally, our products must conform to a variety of national and international standards and requirements established to avoid interference among users of radio frequencies and to permit the interconnections of telecommunications equipment. In addition, our products are affected by the allocation and licensing (by auction or other means) of radio spectrum by governmental authorities. Such governmental authorities may not allocate or license sufficient radio spectrum for use by prospective customers of our products. Historically, in many developed countries, the lack of availability of commercial radio spectrum or the failure by governments to license that spectrum has inhibited the growth of wireless telecommunications networks.

In order to sell our products in any given jurisdiction, we must obtain regulatory approval for our products. Each jurisdiction in which we market our products has its own rules relating to such approval. Products that support emerging wireless telecommunications services can be marketed in a jurisdiction only if permitted by suitable radio spectrum allocations and regulations, and the process of establishing new regulations is complex and lengthy.

Any failure by regulatory authorities to allocate suitable and sufficient radio spectrum to potential customers in a timely manner could negatively impact demand for our products and may result in the delay or loss of potential orders for our products. In addition, any failure by us to obtain or maintain the proper regulatory approvals for our products could have a material adverse effect on our business, financial condition and results of operations.

If our current or prospective customers are unable to secure a license for applicable radio spectrum or other regulatory approvals to operate as a service provider, the customer may not be permitted to deploy or operate a wireless network using our products.

Our products operate primarily on government-licensed radio frequencies. Users of our products must either have a spectrum license to operate and provide communications services in the applicable frequency or must acquire the right to do so from another license holder. In many jurisdictions, regulatory approvals are also required in order to operate a telecommunications or radio-communications network. Obtaining such licenses and other approvals is a lengthy process and is subject to significant uncertainties, including uncertainties as to timing and availability. There can be no assurance as to when any government may license radio spectrum or as to whether our customers will be successful in securing, maintaining or renewing any necessary spectrum licenses or other regulatory approvals.

In addition, if a license holder of such radio spectrum files for liquidation, dissolution or bankruptcy, substantial time could pass before its licenses are transferred, cancelled, reissued or made available by the applicable government licensing authority. Until the licenses are transferred, cancelled, reissued or otherwise made available, other operators may be precluded from operating in such licensed spectrum, which could decrease demand for our products. In addition, if the authorities choose to revoke licenses for certain radio frequencies, demand for our products may decrease as well.

Changes in government regulation, or industry standards, may limit the potential markets for our products. We may need to modify our products, which may increase our product costs and adversely affect our ability to become profitable.

Radio frequencies are subject to extensive regulation both nationally and internationally. The emergence or evolution of regulations and industry standards for wireless products, through official standards committees or widespread use by operators, could require us to modify our systems. This may be expensive and time-consuming. Each country has different regulations and procedures for the approval of wireless communications equipment and the uses of radio spectrum in association with that equipment. If new industry standards emerge that we do not anticipate, our products could be rendered obsolete.

Our ability to sell products and services is dependent upon our establishing and maintaining relationships with channel partners.

We are dependent upon our ability to establish and develop new relationships and to build on existing relationships with channel partners, which we rely on to sell our current and future products and services. We cannot provide assurance that we will be successful in maintaining or advancing our relationships with channel partners. In addition, we cannot provide assurance that our channel partners will act in a manner that will promote the success of our products and services. Failure by channel partners to promote and support our products and services could adversely affect our business, results of operations and financial condition.

Some channel partners also sell products and services of our competitors. If some of our competitors offer their products and services to our channel partners on more favorable terms or have more products or services available to meet their needs, there may be pressure on us to reduce the price of our products or services or increase the commissions payable to channel partners, failing which our channel partners may stop carrying our products or services or de-emphasize the sale of our products and services in favor of the products and services of our competitors.

We rely primarily upon two outsourced manufacturers and we are exposed to the risk that these manufacturers will not be able to satisfy our manufacturing needs on a timely basis.

We do not have any internal manufacturing capabilities and we rely upon a small number of outsourced manufacturers to manufacture our products. Substantially all of our products are currently manufactured by BreconRidge and Plexus. See "Article 3—Production and Services". Our ability to ship products to our customers could be delayed or interrupted as a result of a variety of factors relating to our outsourced manufacturers, including:

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  our outsourced manufacturers not being required to manufacture our products on a long-term basis in any specific quantity or at any specific price;

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  early termination of, or failure to renew, contractual arrangements;

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  our failure to effectively manage our outsourced manufacturer relationships;

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  our outsourced manufacturers experiencing delays, disruptions or quality control problems in their manufacturing operations;

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  lead-times for required materials and components varying significantly and being dependent on factors such as the specific supplier, contract terms and the demand for each component at a given time;

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  underestimating our requirements, resulting in our outsourced manufacturers having inadequate materials and components required to produce our products, or overestimating our requirements, resulting in charges assessed by the outsourced manufacturers or liabilities for excess inventory, each of which could negatively affect our gross margins; and

  •
  the possible absence of adequate capacity and reduced control over component availability, quality assurances, delivery schedules, manufacturing yields and costs.

Although we believe that BreconRidge and Plexus have sufficient economic incentive to perform our manufacturing, the resources devoted to these activities by BreconRidge and Plexus are not within our control, and there can be no assurance that manufacturing problems will not occur in the future. Insufficient supply or an interruption or stoppage of supply from BreconRidge and Plexus or our inability to obtain additional manufacturers when and if needed, could have a material adverse effect on our business, results of operations and financial condition.

If any of our outsourced manufacturers are unable or unwilling to continue manufacturing our products in required volumes and quality levels, we will have to identify, qualify, select and implement acceptable alternative manufacturers, which would likely be time consuming and costly. In addition, an alternate source may not be available to us or may not be in a position to satisfy our production requirements at commercially reasonable prices and quality. Therefore, any significant interruption in manufacturing would result in us being unable to deliver the affected products to meet our customer orders, which could have a material adverse effect on our business, results of operations and financial condition.

We rely on our suppliers to supply components for our products and we are exposed to the risk that these suppliers will not be able to supply components on a timely basis, or at all.

The manufacturers of our products depend on obtaining adequate supplies of components on a timely basis. We source several key components used in the manufacture of our products from a limited number of suppliers, and in some instances, a single source supplier.

In addition, these components are often acquired through purchase orders and we may have no long-term commitments regarding supply or pricing from our suppliers. Lead-times for various components may lengthen, which may make certain components scarce. As component demand increases and lead-times become longer, our suppliers may increase component costs. We also depend on anticipated product orders to determine our materials requirements. Lead-times for limited-source materials and components can be as long as six months, vary significantly and depend on factors such as the specific supplier, contract terms and demand for a component at a given time. From time to time, shortages in allocations of components have resulted in delays in filling orders. Currently, the global recession has caused some component suppliers to reduce inventories and production. Shortages and delays in obtaining components in the future could impede our ability to meet customer orders. Any of these sole source or limited source suppliers could stop producing the components, cease operations entirely, or be acquired by, or enter into exclusive arrangements with, our competitors. As a result, these sole source and limited source suppliers may stop selling their components to our outsourced manufacturers at commercially reasonable prices, or at all. Any such interruption, delay or inability to obtain these components from alternate sources at acceptable prices and within a reasonable amount of time would adversely affect our ability to meet scheduled product deliveries to our customers and reduce margins realized.

Alternative sources of components are not always available or available at acceptable prices. In addition, we rely on, but have limited control over, the quality, reliability and availability of the components supplied to it. If we cannot manufacture our products due to a lack of components, or are unable to redesign our products with other components in a timely manner, our business, results of operations and financial condition could be adversely affected.

If our intellectual property is not adequately protected, we may lose our competitive advantage.

Our success depends in part on our ability to protect our rights in our intellectual property. We rely on various intellectual property protections, including patents, copyright, trade-mark and trade secret laws and contractual provisions, to preserve our intellectual property rights. Our present protective measures may not be adequate or enforceable to prevent misappropriation of our technology or to prevent a third party from developing the same or similar technology. Despite our precautions, it may be possible for third parties to obtain and use our intellectual property without our authorization. Policing unauthorized use of intellectual property is difficult, and some foreign laws do not protect proprietary rights to the same extent as the laws of Canada or the United States.

To protect our intellectual property, we may become involved in litigation, which could result in substantial expenses, divert management's attention, cause significant delays, materially disrupt the conduct of our business or adversely affect our revenue, financial condition and results of operations.

Our business may be harmed if we infringe on the intellectual property rights of others.

Our commercial success depends, in part, upon us not infringing intellectual property rights owned by others. A number of our competitors and other third parties have been issued patents and may have filed patent applications or may obtain additional patents and proprietary rights for technologies similar to those used by us in our products. Some of these patents may grant very broad protection to the owners of the patents. We cannot determine with certainty whether any existing third party patents or the issuance of any third party patents would require us to alter our technology, obtain licenses or cease certain activities. We may become subject to claims by third parties that our technology infringes their intellectual property rights due to the growth of products in our target markets, the overlap in functionality of these products and the prevalence of products. Aggressive patent litigation is not uncommon in our industry and can be disruptive. We may become subject to these claims either directly or through indemnities against these claims that we routinely provide to our customers and channel partners. In some of our agreements we do not have a limit on our liability for such claims and therefore a successful claim could result in significant liability to us.

In addition, we have received, and may receive in the future, claims from third parties asserting infringement and other related claims. Litigation may be necessary to determine the scope, enforceability and validity of such third party proprietary rights or to establish our proprietary rights. Some of our competitors have, or are affiliated with companies having, substantially greater resources than us and these competitors may be able to sustain the costs of complex intellectual property litigation to a greater degree and for a longer period of time than us. Regardless of their merit, any such claims could:

  •
  be time consuming to evaluate and defend;

  •
  result in costly litigation;

  •
  cause product shipment delays or stoppages;

  •
  divert the attention and focus of our management and technical personnel away from our business;

  •
  subject us to significant damages, noting that in the United States plaintiffs may be entitled to treble damages if intellectual property infringement is found to be willful;

  •
  subject us to significant other liabilities, including liability to indemnify end-customers pursuant to standard contractual indemnities entered into by us in favor of those customers;

  •
  require us to enter into costly royalty or licensing agreements; and

  •
  require us to modify, rename or stop using the infringing technology.

We may be prohibited from developing or commercializing certain technologies and products unless we obtain a license from a third party. There can be no assurance that we will be able to obtain any such license on commercially favorable terms, or at all. If we do not obtain such a license, our business, results of operations and financial condition could be materially adversely affected and we could be required to cease related business operations in some markets and to restructure our business to focus on operations in other markets.

Moreover, license agreements with third parties may not include all intellectual property rights that may be issued to or owned by the licensors, and future disputes with these parties are possible. Current or future negotiations with third parties to establish license or cross license arrangements, or to renew existing licenses, may not be successful and we may not be able to obtain or renew a license on satisfactory terms or at all. If we cannot obtain required licenses, or if existing licenses are not renewed, litigation could result.

If we lose our rights to use software we currently license from third parties, we could be forced to seek alternative technology, which could increase our operating expenses and could adversely affect our ability to compete.

We license certain software used in our products from third parties, generally on a non-exclusive basis. The termination of any of these licenses, or the failure of the licensors to adequately maintain or update their software, could delay our ability to ship our products while we seek to implement alternative technology offered by other sources and could require significant unplanned investments on our part if we are forced to develop alternative technology internally. In addition, alternative technology may not be available to us on commercially reasonable terms from other sources. In the future, it may be necessary or desirable to obtain other third party technology licenses relating to one or more of our products or relating to current or future technologies to enhance our product offerings. There is a risk that we will not be able to obtain licensing rights to the needed technology on commercially reasonable terms, or at all.

We have a lengthy and variable sales cycle.

It is difficult for us to forecast the timing of revenue from sales of our products because our customers typically invest substantial time, money and other resources researching their needs and available competitive alternatives before deciding to purchase our products and services. Typically, the larger the potential sale, the more time, money and other resources will be invested by customers. As a result, it may take many months after our first contact with an end-customer before a sale can actually be completed. In addition, we rely on our channel partners to sell our products to customers and, therefore, our sales efforts are vulnerable to delays at both the channel partner and the end-customer level.

During these long sales cycles, events may occur that affect the size or timing of the order or even cause it to be cancelled, including:

  •
  purchasing decisions may be postponed, or large purchases reduced, during periods of economic uncertainty;

  •
  we or our competitors may announce or introduce new products or services;

  •
  our competitors may offer lower prices; or

  •
  budget and purchasing priorities of customers may change.

If these events were to occur, sales of our products or services may be cancelled or delayed, which would reduce our revenue.

Our ability to recruit and retain management and other qualified personnel is crucial to our ability to develop, market, sell and support our products and services.

We depend on the services of our key technical, sales, marketing and management personnel. The loss of any of these key persons could have a material adverse effect on our business, results of operations and financial condition. Our success is also highly dependent on our continuing ability to identify, hire, train, motivate and retain highly qualified technical, sales, marketing and management personnel. Competition for such personnel can be intense, and we cannot provide assurance that we will be able to attract or retain highly qualified technical, sales, marketing and management personnel in the future. Stock options comprise a significant component of our compensation of key employees, and if our share price declines, it may be difficult to recruit and retain such individuals. In addition, pursuant to the rules of the TSX, our unallocated options require periodic approval from shareholders in order to continue to be available for grant under the Stock Option Plan. TSX rules and/or the size of our option pool may limit our ability to use equity incentives as a means to recruit and retain key employees. Our inability to attract and retain the necessary technical, sales, marketing and management personnel may adversely affect our future growth and profitability. It may be necessary for us to increase the level of compensation paid to existing or new employees to a degree that our operating expenses could be materially increased. We do not currently maintain corporate life insurance policies on key employees.

Our international sales and operations subject us to additional risks that can adversely affect our operating results.

Our business model is to sell our products across the world in jurisdictions where service providers are building new communications networks or expanding existing networks, and our sales and operations are, therefore, global in nature. Our current and future international operations subject us to a variety of risks, including:

  •
  difficulty managing and staffing foreign offices and the increased travel, infrastructure and legal compliance costs associated with multiple international locations;

  •
  difficulties in enforcing contracts, collecting accounts receivable and longer payment cycles, especially in emerging markets;

  •
  the need to localize our products and licensing programs for international customers;

  •
  tariffs, trade barriers, compliance with customs regulations and other regulatory or contractual limitations on our ability to sell or develop our products in certain foreign markets;

  •
  increased exposure to foreign currency exchange rate risk; and

  •
  reduced protection for intellectual property rights in some countries.

Because our products are sold and marketed in different countries, the products must function in and meet the requirements of many different environments and be compatible with various systems and products. If our products fail to meet these requirements, this could negatively impact on sales and have a material adverse effect on our business, results of operation and financial condition.

We are subject to government regulations concerning the sale and export of our products and our failure or inability to comply with these regulations could materially restrict our operations and subject us to penalties.

As discussed above, our sales and operations are global in nature and we must comply with applicable export control and economic sanctions laws. Canadian export control and economic sanctions laws govern any information, products or materials that we ship from Canada or otherwise provide to non-Canadian persons. On May 27, 2009 and August 14, 2009, we filed a 'non-compliance report' with Canada's Export and Import Controls Bureau ("EICB") relating to our inadvertent non-compliance with the requirement to obtain an export permit covering certain of our products and a number of export sales and electronic transfers of these products since October 2004. While there can be no assurance that the Government of

Canada will not exercise its discretion to impose penalties or impose conditions with respect to the issuance of new export permits in respect of the past acts of non-compliance, since the time we first reported past non-compliance on May 27, 2009, the EICB, on November 26, 2009, granted us a broad-based export permit for a period of two years. Regardless of its past practice, if the EICB elects to decline the issuance of further export permits or deems us to be in non-compliance of such permits based on continuing disclosure, our ability to continue to export our products could be restricted which could materially disrupt the conduct of our business or adversely affect our revenue, financial condition and results of operations.

Finally, although we are a Canadian company, certain of our business transactions are also governed by U.S. export control requirements, including the export of items containing more than de minimis amounts of U.S. controlled content. While we are not aware of any instances of non-compliance with U.S. licensing requirements for hardware or technology exports made during the past five years, an internal review has raised questions concerning certain past internet-based transfers of software (some of which apparently contained small amounts of low-level encryption for networking), and we have filed a voluntary disclosure with the U.S. Department of Commerce so it can determine whether any past electronic transfers resulted in non-compliance. While there can be no assurance that the U.S. Department of Commerce will not exercise its discretion to impose penalties in the event we are found to have been non-compliant, we have no reason to believe, based on a review of past enforcement actions by the U.S. Department of Commerce, that any likely enforcement outcome would present a material risk to our ongoing business operations. We remain committed to compliance with all applicable export controls and sanctions laws, both in Canada and in the United States.

Defects in our products could result in significant costs to us and could impair our ability to sell our products.

Our products are complex and, accordingly, they may contain defects or errors, particularly when first introduced or as new versions are released. We may not discover such defects or errors until after a product has been released and used by our end-customers. Defects and errors in our products could materially and adversely affect our reputation, result in significant costs to us, delay planned release dates and impair our ability to sell our products in the future. The costs we incur correcting any product defects or errors may be substantial and could adversely affect our operating margins. While we plan to continually test our products for defects and errors and work with customers through our post-sales support services to identify and correct defects and errors, defects or errors in our products may be found in the future.

If a successful product liability claim were made against us, our business could be seriously harmed.

Our agreements with our customers typically, although not always, contain provisions designed to limit our exposure to potential product liability claims. Despite this, it is possible that these limitation of liability provisions may not be effective as a result of existing or future laws or unfavorable judicial decisions. We have not experienced a material product liability claim to date; however, the sale and support of our products may entail the risk of those claims, which are likely to be substantial in light of the use of our products in critical applications. A successful product liability claim could result in significant monetary liability to us and could seriously harm our business.

There may be health and safety risks relating to wireless products.

In recent years, there has been publicity regarding the potentially negative direct and indirect health and safety effects of electromagnetic emissions from cellular telephones and other wireless equipment sources, including allegations that these emissions may cause cancer. Our wireless communications products emit electromagnetic radiation. Health and safety issues related to our products may arise that could lead to litigation or other actions against us or to additional regulation of our products. We may be required to modify our technology and may not be able to do so. We may also be required to pay damages that may reduce our profitability and adversely affect our financial condition. Even if these concerns prove to be baseless, the resulting negative publicity could affect our ability to market our products and, in turn, could harm our business and results of operations.

Risks Related to Our Common Shares

The trading price of our common shares has been, and may continue to be, subject to large fluctuations.

Our outstanding common shares are listed on both the TSX and NASDAQ Global Market. The trading price of our common shares has been, and may continue to be, subject to large fluctuations and, therefore, the value of our common shares may also fluctuate significantly, which may result in losses to investors who have acquired or may acquire common shares. The trading price of our common shares may increase or decrease in response to a number of events and factors, including:

  •
  low trading volumes;

  •
  actual or anticipated fluctuations in our results of operations;

  •
  changes in estimates of our future results of operations by us or securities analysts;

  •
  announcement of technological innovations or new products or services by us or our competitors;

  •
  changes affecting the communications industry; and

  •
  other events and factors, including the risk factors identified in this Annual Information Form.

In addition, different liquidity levels, volume of trading, currencies and market conditions on the two exchanges may result in different prevailing trading prices.

Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources, which could adversely affect our business. Any adverse determination in litigation against us could also subject us to significant liabilities.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

DragonWave is a "foreign private issuer" under applicable U.S. federal securities laws and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the United States Securities and Exchange Act of 1934, as amended (the "Exchange Act") and related rules and regulations. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we will be required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors, and principal shareholders are exempt from the reporting and "short swing" profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell their common shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer we are exempt from the proxy rules under the Exchange Act.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

We may in the future lose our foreign private issuer status if a majority of our common shares are held in the U.S. and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the a multi-jurisdictional disclosure system ("MJDS") adopted by the United States and Canada. If we are not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We may also be required to prepare our financial statements in accordance with U.S. GAAP. In addition, we may lose the ability to rely upon exemptions from NASDAQ corporate governance requirements that are available to foreign private issuers. Further, if we engage in capital raising activities after losing foreign private issuer status, there is a higher likelihood that investors may require us to file resale registration statements with the SEC as a condition to any such financing.

The financial reporting obligations of being a public company in the U.S. are expensive and time consuming, and place significant additional demands on our management.

Prior to the consummation of the 2009 Offering, we were not subject to public company reporting obligations in the U.S. The additional obligations of being a public company in the U.S. have and will require significant additional expenditures and place additional demands on our management. In particular, Section 404 of the Sarbanes-Oxley Act of 2002 and the SEC rules and regulations implementing Section 404 require an annual evaluation of our internal controls over financial reporting to be attested to by an independent auditing firm. Under current rules, we will be subject to these requirements beginning with the fiscal year ending February 28, 2011. This process will increase our legal and financial compliance costs, and could make some activities more difficult, time-consuming or costly. If an independent auditing firm is unable to provide us with an attestation and an unqualified report as to the effectiveness of our internal controls, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common shares.

An investor may be unable to bring actions or enforce judgments against us and certain of our directors and officers.

DragonWave is incorporated under the laws of Canada, and our principal executive offices are located in Canada. A majority of our directors and officers, and our independent public accounting firm, reside principally outside of the United States and all or a substantial portion of our assets and the assets of these persons are located outside the United States. Consequently, it may not be possible for an investor to effect service of process within the United States on us or those persons. Furthermore, it may not be possible for an investor to enforce judgments obtained in United States courts based upon the civil liability provisions of United States federal securities laws or other laws of the United States against us or those persons.

We do not currently intend to pay dividends on our common shares and, consequently, a shareholder's ability to achieve a return on its investment will depend on appreciation in the price of our common shares.

We have never declared or paid any dividends on our common shares. We currently intend to retain any future earnings to fund the development and growth of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon many factors, including our results of operations, capital requirements and other factors as the board of directors deems relevant.

Our actual financial results may vary from our publicly disclosed forecasts.

Our actual financial results may vary from our publicly disclosed forecasts and these variations could be material and adverse. We periodically provide guidance on future financial results. Our forecasts reflect numerous assumptions concerning our expected performance, as well as other factors that are beyond our control and which may not turn out to be correct. Although we believe that the assumptions underlying our guidance and other forward-looking statements were and are reasonable when we make such statements, actual results could be materially different. Our financial results are subject to numerous risks and uncertainties, including those identified throughout these risk factors and elsewhere in this Annual Information Form. See "Forward-Looking Statements". If our actual results vary from our announced guidance, the price of our common shares may decline, and such a decline could be substantial. Except as required under applicable securities legislation, we do not undertake to update any guidance or other forward-looking information we may provide, whether as a result of new information, future events or otherwise.

We believe that we are not currently a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes, but this factual determination is made annually and could change in the future.

Based in part on current operations and financial projections, we do not expect to be a PFIC for U.S. federal income tax purposes for our 2010 fiscal year. However, an annual determination will need to be made as to whether we are a PFIC based on the types of income we earn and the types and value of our assets from time to time, all of which are subject to change. Therefore, we cannot assure holders of our common shares that we will not be a PFIC for our current taxable year or any future taxable year. A non-U.S. corporation generally will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The market value of our assets may be determined in large part by the market price of our common shares, which is likely to fluctuate. In addition, the composition of our income and assets will be affected by how, and how quickly, we use the cash raised in the 2009 Offering. If we were to be treated as a PFIC for any taxable year, certain adverse U.S. federal income tax consequences could apply to U.S. holders of our common shares.

U.S. holders of our common shares are urged to consult their tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the acquisition, ownership, and disposition of the common shares as may be applicable to their particular circumstances.

The acquisition of, investment in and disposition of our common shares has tax consequences.

Prospective investors should be aware that the acquisition, holding and/or disposition of our common shares has tax consequences both in the United States and Canada that are not described herein.

Purchasers should consult their own tax advisors with respect to the tax consequences of the acquisition, ownership, and disposition of our common shares as may be applicable to their particular circumstances.

Future sales of common shares by our existing shareholders could cause our share price to fall.

If our shareholders sell substantial amounts of our common shares in the public market, the market price of our common shares could fall. The perception among investors that these sales will occur could also produce this effect.

We may require additional capital in the future and no assurance can be given that such capital will be available at all or available on terms acceptable to us and if it is available, may dilute each shareholder ownership of our common shares.

We may need to raise additional funds through public or private debt or equity financings in order to:

  •
  fund ongoing operations;

  •
  take advantage of opportunities, including more rapid expansion of our business or the acquisition of complementary product, technologies or businesses;

  •
  develop new products; or

  •
  respond to competitive pressures.

Any additional capital raised through the sale of equity will dilute the percentage ownership of each shareholder's common shares. Capital raised through debt financing would require us to make periodic interest payments and may impose restrictive covenants on the conduct of our business. Furthermore, additional financings may not be available on terms favourable to us, or at all. A failure to obtain additional funding could prevent us from making expenditures that may be required to grow or maintain our operations.

Our management has broad discretion over the use of the net proceeds from the 2009 Offering and will have broad discretion over the use of proceeds from any financing we complete in the future. If we do not use the proceeds effectively to develop and grow our business, an investment in our common shares could suffer.

Our management has broad discretion in how it uses the net proceeds received by us from any offering, including the 2009 Offering, and there can be no assurance that such proceeds will be used efficiently or effectively. We may spend these proceeds in ways that do not increase our operating results or market value, which would adversely affect our business, results of operations and financial condition. Pending their use, we may invest the net proceeds from any offering, including the 2009 Offering, in a manner that does not produce income or that loses value.

Further, if we do not restrict our investment of a sufficient portion of the net proceeds from the sale of our common shares, pending their use, to investments that are not "investment securities" within the meaning of the United States Investment Company Act of 1940, we may inadvertently become subject to regulation as an investment company under that Act. If we do become subject to regulation as an investment company under United States Investment Company Act of 1940, the consequences to us would be material and adverse.

Certain Canadian laws could delay or deter a change of control.

The Investment Canada Act (Canada) subjects an acquisition of control of DragonWave by a non-Canadian to government review if the value of our assets as calculated pursuant to the legislation exceeds a threshold amount. A reviewable acquisition may not proceed unless the relevant Minister is satisfied that the investment is likely to be a net benefit to Canada. This could prevent or delay a change of control and may eliminate or limit strategic opportunities for shareholders to sell their common shares.

ARTICLE 5: DIVIDENDS

5.1   Dividends

We currently intend to retain any future earnings to fund the development and growth of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend upon many factors, including our results of operations, capital requirements and other factors that the Board of Directors deems relevant. There are no restrictions in our articles preventing us from declaring dividends or paying dividends to our shareholders. We have not paid any dividends during our last three financial years.

ARTICLE 6: DESCRIPTION OF CAPITAL STRUCTURE

6.1   General Description of Capital Structure

We authorized to issue an unlimited number of common shares. The holders of our common shares are entitled to vote at all meetings of our shareholders, and each common share carries the right to one vote in person or by proxy. The holders of the common shares are also entitled to receive any dividends declared by us, and to receive our remaining property upon liquidation, dissolution or winding up.

ARTICLE 7: MARKET FOR SECURITIES

7.1   Trading Price and Volume

Our common shares are publicly traded on the TSX under the symbol "DWI". Trading of the common shares on the TSX and AIM commenced with the closing of the IPO on April 19, 2007. Our common shares ceased trading on AIM as at January 5, 2009.

Our common shares are also traded on the NASDAQ Global Market under the symbol "DRWI". Trading of the common shares on NASDAQ commenced on October 15, 2009.

The volume of trading and price ranges of our common shares on the TSX and NASDAQ for the fiscal year ending February 28, 2010 are set out in the following table:

	DWI.TO Common Shares—TSX		DRWI.NSDQ Common Shares—NASDAQ
Month	Price Range (C$)	Average Daily Volume	Price Range (US$)	Average Daily Volume
March 2009	1.46–1.99	62,610	N/A	N/A
April 2009	1.82–2.62	79,280	N/A	N/A
May 2009	2.74–4.14	165,347	N/A	N/A
June 2009	4.00–4.98	115,991	N/A	N/A
July 2009	4.58–6.92	362,651	N/A	N/A
August 2009	6.20–6.70	129,715	N/A	N/A
September 2009	6.32–8.88	436,739	N/A	N/A
October 2009	8.30–11.31	802,941	7.73–9.88	1,438,308
November 2009	8.82–10.53	316,666	8.20–10.00	451,822
December 2009	9.66–12.04	250,920	9.08–11.62	461,039
January 2010	11.77–14.49	699,170	11.19–14.02	1,177,102
February 2010	11.81–13.60	390,402	11.01–13.07	589,090

ARTICLE 8: ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER

8.1   Securities Subject to Contractual Restriction on Transfer

The following table contains certain information with respect our common shares that are subject to contractual restriction on transfer as at February 28, 2010:

SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER
Designation of Class	Number of Securities that are Subject to a Contractual Restriction on Transfer	Percentage of Class
Common Shares—Restricted Share Plan	85(1)	0.00023%
Common Shares—Employee Share Purchase Plan	1,516(1)	0.00374%

Note (1): Represents the unvested portion of Restricted Shares issued and outstanding as at February 28, 2010.

ARTICLE 9: DIRECTORS AND OFFICERS

9.1   Name, Occupation and Security Holding

Our directors as at February 28, 2010 were as follows:

Name and Municipality of Residence	Principal Occupation	Director Since	Holdings of Outstanding Common Shares
PETER ALLEN Ottawa, Ontario, Canada	Chief Executive Officer, DragonWave Inc.	March 4, 2004	441,107 common shares
JEAN-PAUL COSSART(1)(2) Versailles, France	Associate Director, Infoteria of France	June 9, 2009	nil
CARL EIBL La Jolla, California, U.S.A.	Managing Director, Enterprise Partners Venture Capital	November 15, 2005	nil
RUSSELL FREDERICK Ottawa, Ontario, Canada	Vice-President, Chief Financial Officer and Secretary, DragonWave Inc.	March 23, 2007	65,370 common shares
CLAUDE HAW(1)(2)(3) Ottawa, Ontario, Canada	President and Chief Executive Officer of the Ottawa Centre for Research and Innovation	November 10, 2003	nil(4)

Name and Municipality of Residence	Principal Occupation	Director Since	Holdings of Outstanding Common Shares
TOM MANLEY(1)(3) Ottawa, Ontario, Canada	Retired	December 1, 2009	nil
TERENCE MATTHEWS Ottawa, Ontario, Canada	Chairman, Wesley Clover International Corporation	March 30, 2000	883,193 common shares(5)
GERRY SPENCER(2)(3) Kingswood, Surrey, U.K.	Retired	February 3, 2006	nil

(1)
Audit committee members are Tom Manley (Chair), Claude Haw, and Jean-Paul Cossart

(2)
Compensation committee members are Claude Haw (Chair), Jean-Paul Cossart and Gerry Spencer

(3)
Nominating and governance committee members are Gerry Spencer (Chair), Tom Manley and Claude Haw.

(4)
Venture Coaches Fund L.P., of which Mr. Haw is Managing Partner, owns 141,316 common shares. Claude Haw and his associates beneficially own less than 5% of the limited partnership units of Venture Coaches Fund L.P. Mr. Haw does not exert control or direction over the common shares held by Venture Coaches Fund L.P.

(5)
Sir Matthews controls Wesley Clover International Corporation and Wesley Clover Corporation, which together own 883,193 common shares.

Our directors as at the date of this Annual Information Form are as set forth above. Each of our directors holds office until the next annual meeting of shareholders or until his successor is duly elected or appointed, unless his office becomes vacant by resignation, death, removal or other cause.

Our directors and executive officers, as a group, beneficially own, or control or direct, directly or indirectly, a total of 1,852,248 common shares, representing 5% of the total outstanding common shares as of the date of this Annual Information Form.

Our executive officers as at February 28, 2010 were as follows:

Name and Municipality of Residence	Offices with the Company
PETER ALLEN Ottawa, Ontario, Canada	President, Chief Executive Officer and Director
RUSSELL FREDERICK Ottawa, Ontario, Canada	Chief Financial Officer, Vice President and Secretary
BRIAN MCCORMACK Atlanta, Georgia, U.S.A.	Vice President, Sales
ERIK BOCH Ottawa, Ontario, Canada	Vice President, R&D and Chief Technology Officer
DAVID FARRAR Ottawa, Ontario, Canada	Vice President, Operations
ALAN SOLHEIM Ottawa, Ontario, Canada	Vice President, Corporate Development

Our executive officers as at the date of this Annual Information Form are as set forth above.

As at the date of this Annual Information Form, our Board of Directors has three committees: the audit committee, the compensation committee and the nominating and governance committee. Detailed information regarding the mandate and procedures of the audit committee can be found below at Article 15, "Audit Committee", as required by National Instrument 52-110—Audit Committees promulgated under applicable securities legislation.

We have also established a disclosure committee composed of members of management, namely Peter Allen and Russell Frederick.

The principal occupations of our directors and executive officers, as at February 28, 2010 and for at least the five preceding years, are as follows:

Directors

Jean-Paul Cossart, Director:    Jean-Paul Cossart is an Associate Director of Infoteria of France, a company that provides technological coaching. He has held this position since 2004. Prior to this Mr. Cossart was Vice President Strategy and Marketing of Cofratel since 2002, a company that provides PBX and LAN integration for the enterprise market and was a subsidiary of France Telecom. Mr. Cossart also held several positions at Alcatel-CIT (Paris, France). Mr. Cossart's experience has spanned service provider, corporate and consumer markets; telephony, data/internet and broadcast services; and international development, global sales and marketing. He is also a member of the executive committee of the French chapter of the Institute of Directors, United Kingdom. Mr. Cossart has been an executive advisor to DragonWave since 2007. Mr. Cossart is also on the board of directors of Mitel Networks Corporation. Mr. Cossart holds an electronic engineering degree from Ecole Supérieure d'Electricité in Paris.

Carl Eibl, Director:    Carl Eibl has been a Managing Director with Enterprise Partners Venture Capital since 2003. Prior to joining Enterprise Partners, Mr. Eibl was the CEO of several technology and life science companies in San Diego, including Maxwell Technologies, Inc. (NASDAQ: MXWL) (1999-2003). Before joining Maxwell Technologies, Inc., Mr. Eibl served as President of Stratagene Corporation (NASDAQ: STGN). Mr. Eibl also served as CEO and President for Mycogen Corporation, a publicly held agricultural biotechnology company, which was sold to The Dow Chemical Company in 1998 for U.S.$1.1 billion. Mr. Eibl holds a J.D. degree from the Boston University School of Law in Boston, Massachusetts, United States and a bachelor of arts degree from Cornell University in Ithaca, New York, United States.

Claude Haw, Director:    Claude Haw is President, Chief Executive Officer and a board member of the Ottawa Centre for Research and Innovation, Ottawa's leading economic development organization. He is also the founder and managing partner of Venture Coaches Fund L.P. ("Venture Coaches"), an Ottawa based venture capital firm providing venture capital for technology companies. From 2003 to early 2007, Mr. Haw was also a general partner at Skypoint Capital Corporation, an Ottawa based venture capital firm. Prior to Venture Coaches, Mr. Haw held a number of executive positions at Newbridge Networks Corporation ("Newbridge"), including Vice President of Corporate Business Development. In this role, he managed strategic investment programs in more than 20 companies. Mr. Haw has also held senior management positions at Mitel Networks Corporation and Leigh Instruments Ltd. Mr. Haw holds a bachelor of electrical engineering degree from Lakehead University in Ontario, Canada and has completed the Canadian Securities Course.

Tom Manley, Director:    Mr. Manley is a software and telecommunications senior executive with more than 25 years of global experience in a variety of leadership roles. He is currently a private investor and he served as the chief financial officer of Avaya Inc., a leading global provider of business communications applications, systems and services, from July 2008 to May 2009. Prior to this position and beginning in 2001, Mr. Manley was the Chief Financial Officer and Senior Vice President, Administration of Cognos (an IBM company), a leader in business intelligence and performance management solutions. Before joining Cognos, Mr. Manley spent 18 years with Nortel Networks, most recently as Chief Financial Officer for the High Performance Optical Component Solutions Group. Mr. Manley graduated with distinction from Carleton University in Ottawa, Canada where he received his B.S. in engineering. He received his M.B.A from Queen's University in Ottawa, Canada.

Dr. Terence Matthews, Director:    Terence Matthews is Chairman of Wesley Clover International Corporation, March Networks Corporation ("March Networks") and Mitel Networks Corporation ("Mitel"). Prior to March Networks and Mitel, Mr. Matthews founded Newbridge in 1986 where he served as CEO and Chairman until its acquisition by Alcatel of France (now Alcatel-Lucent) in May 2000. At Newbridge, Mr. Matthews built the company into a leader in the worldwide data networking industry. Mr. Matthews also co-founded Mitel Corporation in 1972. A Fellow of the Institution of Electrical Engineers and the University of Wales, Mr. Matthews received an honorary doctor of technology degree from the University of Glamorgan, Wales and an honorary doctor of engineering degree from Carleton University, Ottawa, Ontario, Canada. In May 1994, he was appointed an Officer of the Order of the British Empire.

Gerry Spencer, Director (Chair):    Gerry Spencer retired as Senior Vice President of British Telecommunications plc ("BT") in late 2000 after a career of nearly 30 years in finance, product management, marketing, sales and business development. During his final 6 years with BT, he served on the board of BT Global Services, with particular responsibility for International Wholesale and Marketing. Since retiring, Mr. Spencer has assumed consulting and advisory roles in international wholesale strategy and profitability (both switched minutes and IP streams), local networking, network equipment supply and business customer equipment and applications. Currently, Mr. Spencer is a member of the Chairman's advisory board at Wesley Clover International Corporation. Mr. Spencer is a graduate of Cambridge University in the United Kingdom.

Executive Officers

Peter Allen, President & Chief Executive Officer:    Prior to joining DragonWave in 2004, Peter Allen was President and CEO of Innovance Inc. ("Innovance"), a private reconfigurable optical networking company. Prior to 2000, Peter was the Vice President of Business Development for the Optical Networks Division of Nortel Networks Limited ("Nortel"), holding leadership responsibility for Nortel's optical components business as well as business development responsibility for system activities. At Nortel, Peter led a 5,000-employee global operation spanning R&D, manufacturing and sales and marketing. Peter has also held managerial positions at Ford Motor and Rothmans International plc, and has lived and worked in North America, Europe and Africa.

Russell Frederick, Vice President, Chief Financial Officer and Secretary:    Prior to joining DragonWave in 2004, Russell Frederick was the Chief Operating Officer and Chief Financial Officer of Wavesat Wireless Inc. ("Wavesat") (2000 to 2003). Prior to Wavesat, Russell was the Chief Financial Officer of PRIOR Data Sciences Ltd. (1994 to 2000) where he played a key role in the management buy-out and subsequent sale of the company. Prior thereto, Russell was employed with Digital Equipment Ltd. of Canada in various financial roles. Russell holds a master of business administration degree in finance, as well as a bachelor of science degree from McMaster University in Hamilton, Ontario, Canada.

Brian McCormack, Vice President, Sales:    Prior to joining DragonWave in 2003, Brian McCormack held senior sales and marketing positions at SS8 Networks, Inc. (2002 to 2003), Teem Photonics Corporation (2001 to 2002), TelOptica Inc. (2001) and Avici Systems Inc. ("Avici") (now Soapstone Networks Inc.) (1999 to 2001). At Avici, a recognized leader in the carrier-class switch/router market, Brian was Senior Vice President of Worldwide Sales. Prior to 1999, Brian held senior sales and marketing positions at Nortel Networks Inc., Cisco Systems, Inc. and DSC/Alcatel (now Alcatel USA Inc.). Brian holds a bachelor of arts degree from St. Anselm College in Manchester, New Hampshire, United States.

Erik Boch, Founder, Vice President, R&D and Chief Technology Officer:    Prior to co-founding DragonWave in February 2000, Erik Boch held senior engineering or technical management positions at a number of communications and aerospace companies, namely Litton Systems Canada Ltd., ComDev International Ltd., Lockheed Martin Corporation and Newbridge (since acquired by Alcatel Canada, Inc.). While at Newbridge, Erik was Assistant Vice President of the Wireless Systems Group. Erik has been involved in various aspects of microwave and millimetre wave subsystem and system design for more than 22 years. Erik led the R&D team at Newbridge that introduced the first ATM-based fixed wireless access system in our industry. Erik has been published extensively in major networking publications, including Telephony, Microwave Journal, Wireless Review, Internet Telephony and America's Network. Erik holds several approved RF design patents and numerous patents pending. Erik holds a bachelor and a masters degree in electrical engineering from Carleton University, Ottawa, Ontario, Canada and is a registered professional engineer.

David Farrar, Founder & Vice President, Operations:    Prior to co-founding DragonWave in February 2000, David Farrar was employed by Newbridge, where he held senior management positions in product management, R&D, operations, and information technology. Prior to joining Newbridge, David was Director of Engineering at Synapse Corporation, a private data communications design company, and an Engineering Manager at Mitel. David holds a bachelor of science in electrical engineering from the University of Waterloo in Waterloo, Ontario, Canada.

Dr. Alan Solheim, Vice President, Corporate Development:    Prior to joining DragonWave in 2005, Alan Solheim was Chief Technology Officer at Innovance (2000-2004). Prior to Innovance, Alan was a Vice President at Nortel Networks Inc., responsible for market strategy in the metro transport group. Alan has extensive experience in the telecommunications industry, notably working on six generations of fiber optic transmission systems, and was the system design authority for Nortel's OC-192 program. Alan holds over 50 patents and is the principal or co-author of numerous papers published in respected industry journals. Alan holds a doctoral degree in electrical engineering from the University of Waterloo in Waterloo, Ontario, Canada and a bachelor degree in engineering from the University of Saskatchewan in Saskatoon, Saskatchewan, Canada.

9.2   Bankruptcies, Penalties or Sanctions

Peter Allen, one of our director and our President and Chief Executive Officer, was a director and the president of Innovance, a private, venture capital funded company that developed photonics networking solutions. Alan Solheim, our Vice President, Product Management, was the chief technology officer of Innovance. On December 23, 2003, Innovance filed a Notice of Intent to make a proposal pursuant to Part III of the Bankruptcy and Insolvency Act (Canada) (the "BIA"). PricewaterhouseCoopers LLP consented to act as proposal trustee. On July 12, 2004, a majority of the creditors of Innovance voted to accept the proposal, and the proposal received court approval on September 16, 2004. The proposal trustee reported in the applicable court materials that there was no conduct of Innovance that was subject to censure, and no irregular facts to report in accordance with Section 173 of the BIA.

Terence Matthews, one of our directors, routinely invests in and acts as a director on the boards of businesses that are at an early stage of development and that, as a result, involve substantial risks. Dr. Matthews was a director of Ironbridge Networks Corporation, which went into receivership in January 2001.

Carl Eibl, one of our directors, was a director of TwinStar Systems, Inc. ("TwinStar"), a private start up company that developed tools for semiconductor fabrication facilities. TwinStar ceased operations in May 2005 and all of the assets of TwinStar were sold and a settlement with its creditors was completed by the end of August 2005.

Gerry Spencer, the Chair of our board of directors, was the non-executive Chairman of an AIM-listed company, AT Communications Group plc ("ATC"), beginning in mid 2005. On April 15, 2009, Mr. Spencer announced his intention to step down from the board of ATC, with his resignation to be made effective at ATC's annual general meeting, which was held on May 28, 2009. In fact, he stood down at a meeting of the board of directors on April 27, 2009, which was announced by ATC on April 30, 2009. On June 1, 2009, ATC announced a significant delay of revenue from a major customer. On June 24, 2009, ATC announced that it had received notice of a possible claim under the warranties in a sale and purchase agreement relating to the disposal of a wholly-owned subsidiary of ATC in March, 2009. In connection with the delay of revenue and the possible claim, ATC announced that it had requested, and received, a suspension, with immediate effect, of the trading of its shares on AIM, pending clarification of ATC's financial position. On August 3, 2009, ATC announced the appointment of Grant Thornton UK LLP as administrators of ATC. On August 4, 2009, Daisy Group plc, an AIM-listed company, announced that its wholly-owned subsidiary had entered into agreements to acquire all of the trading assets of ATC. On August 23, 2009, The Sunday Times (U.K. edition) reported that the London Stock Exchange has launched an investigation into ATC following disclosures of accounting discrepancies.

None of our directors, officers or principal shareholders have been subject to a corporate cease trade or similar order.

ARTICLE 10: INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Convertible Debt and Warrants Issued to Investors

Between October 12, 2005 and November 7, 2006, we borrowed funds from a group of its shareholders comprised of Enterprise Partners V, L.P. and Enterprise Partners VI, L.P. (together "Enterprise"), Wesley Clover International Corporation ("WCIC"), Venture Coaches, The Business, Engineering, Science & Technology Discoveries Fund Inc., VentureLink Brighter Future Fund Inc. and William Sinclair. Three of these lenders had nominees on our Board of Directors, namely, Carl Eibl of Enterprise, Terence Matthews of WCIC (a corporation controlled by Terence Matthews), and Claude Haw of Venture Coaches. As of April 19, 2007, we owed the lenders a total of $13,378,472, consisting of $12.5 million in principal and $878,472 in accrued interest. On the closing of our initial public offering on April 19, 2007, all principal and interest owed to these lenders was converted into an aggregate of 3,763,283 common shares

(representing a 10% discount to the price per common share of the initial public offering). As an inducement to extend the above referenced credit to us, each lender was also granted a warrant to purchase that number of common shares equal to X/Y, where is X is equal to 6% of the principal amount advanced by the lender and Y is equal to $3.95, at an exercise price of $3.55 per share. The warrants were converted for shares on October 20, 2009 as part of the secondary shares sold pursuant to the 2009 Offering. As at February 28, 2010, warrants exercisable for an aggregate of 15,457 common shares remained outstanding in respect to the convertible debt.

Kanata Research Park Corporation

Our principal office at 411 Legget Drive, Ottawa, Ontario is leased by us from Kanata Research Park Corporation ("KRPC") pursuant to a lease dated February 14, 2000, as most recently amended on February 18, 2010. The term of this lease expires on November 30, 2011. We currently lease approximately 30,735 square feet of rentable space. Aggregate lease payments (base rent and all other rent and charges) are approximately $699,431 per annum. We also lease a warehouse facility at 362 Terry Fox Drive, Ottawa, Ontario, from KRPC pursuant to a lease dated August 30, 2006, as most recently amended on October 27, 2009. The term of this lease expires on October 31, 2011. These premises consist of approximately 11,136 square feet of rentable space. Aggregate annual lease payments (base rent and all other rent and charges) are approximately $242,971. Additional warehouse space (4,050 square feet) located at 349 Terry Fox Drive, has been leased from KRPC on a six-month lease effective February 1, 2008 and month-to-month thereafter. Total rent payments for the year are estimated at $40,500. We believe that the terms of our leases reflect fair market terms and payment provisions at the times that the leases were negotiated. KRPC is a corporation wholly-owned by Terence Matthews, one of our directors.

BreconRidge Corporation

On November 4, 2005, we entered into a supply agreement with BreconRidge (the "Supply Agreement"). Pursuant to the Supply Agreement, BreconRidge has agreed to provide us with production and pre-production products and related services which may included prototype development and manufacturing, pre-production and production product manufacturing for materials by way of purchase orders and forecasts from us. In fiscal 2009, we purchased manufacturing and other services in the approximate amount of $13.4 million from BreconRidge. We negotiated the terms of the Supply Agreement on an arm's-length basis and we believe that the terms reflect market terms and payment provisions. We have no minimum purchase commitments pursuant to the Supply Agreement. Upon our request, BreconRidge provides us with price quotations for pre-production and production products and services. If such quotation is acceptable to us, we then issue purchase orders to BreconRidge based on the pricing set forth in the quotation. The Supply Agreement provides that, so long as we have established approved credit terms with BreconRidge, purchase orders submitted by us are paid within 30 days from the date of invoice. The term of the Supply Agreement is continuous until termination. Either we or BreconRidge may terminate the Supply Agreement on 30 days notice. Terence Matthews, one of our directors, owns a significant equity interest in BreconRidge.

Subsequent to our year end it was announced that Sanmina-SCI Corporation had entered a definitive agreement to acquire Breconridge Corporation. The agreement is expected to close by May 27, 2010. DragonWave does not expect that the acquisition will cause any interruption to our manufacturing services.

 ARTICLE 11: LEGAL PROCEEDINGS

It is common our industry to receive notices alleging patent infringement arising in the normal course of business. We have set up internal procedures to deal with such notices, which include assessing the merits of each notice and seeking, where appropriate, a business resolution. Where a business resolution cannot be reached, litigation may be necessary. The ultimate outcome of any litigation is uncertain, and regardless of outcome, litigation can have an adverse impact on our business because of defense costs, negative publicity, diversion of management resources and other factors. Our failure to obtain any necessary license or other rights on commercially reasonable terms, or otherwise, or litigation arising out of intellectual property claims could materially adversely affect our business. For the fiscal year ended February 28, 2010 and as of the date of this Annual Information Form, we are not party to any litigation that we believe is material to our business.

ARTICLE 12: TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common shares is Computershare Investor Services Inc. at its principal offices at 100 University Avenue, 9th Floor, North Tower, Toronto, Ontario, M5J 2Y1, Canada.

ARTICLE 13: MATERIAL CONTRACTS

In connection with the 2009 Offering, we entered into an underwriting agreement dated October 14, 2009 (collectively the "2009 Underwriting Agreement") with Canaccord Capital Corporation, Piper Jaffray & Co., Pacific Crest Securities LLC. CIBC World Markets Inc., GMP Securities L.P., RBC Dominion Securities Inc., Dundee Securities Corporation and TD Securities Inc. (collectively the "Underwriters") and the 2009 Selling Shareholders pursuant to which the Underwriters agreed to purchase 7,493,562 common shares issued from treasury and 5,478,738 common shares from the 2009 Selling Shareholders, each at a price of $10.29 CAD ($10.00 US) per common share. In consideration for their services in connection with the 2009 Offering, we and the 2009 Selling Shareholders agreed to pay the Underwriters a fee equal to 5.75% of the total price of the common shares sold under the 2009 Offering. The Underwriters' fee was paid by us and the Selling Shareholders on a pro rata basis based on the number of common shares sold by each pursuant to the Offering. Pursuant to the terms of the Underwriting Agreement, the expenses of the 2009 Offering were paid solely by us. A copy of the 2009 Underwriting Agreement can be found on SEDAR at www.sedar.com.

On January 29, 2009, our Board of Directors approved a Shareholder Rights Plan Agreement (the "Rights Plan") between us and Computershare Investor Services Inc. which is designed to encourage the fair and equal treatment of our shareholders in connection with any take-over bid for our outstanding securities. The Rights Plan is intended to provide our Board of Directors with adequate time to assess a take-over bid, to consider alternatives to a take-over bid as a means of maximizing shareholder value, to allow competing bids to emerge, and to provide the our shareholders with adequate time to properly assess a take-over bid without undue pressure.

Under the terms of the Rights Plan, one right (a "Right") was issued by us in respect of each outstanding common share at the close of business on January 29, 2009 and one Right will be issued in respect of each of our common share issued thereafter (subject to the terms of the Rights Plan). The Rights issued under the Rights Plan become exercisable only if a person acquires or announces its intention to acquire 25% or more of our common shares without complying with the "permitted bid" provisions of the Rights Plan or without the approval of our Board of Directors. Should such an acquisition occur, Rights holders (other than the acquiring person or related persons) can effectively purchase $2 worth of common shares for $1 at the time the Rights become exercisable.

The shareholder rights plan was ratified by shareholders on June 9, 2009. The complete Rights Plan is available on SEDAR at www.sedar.com.

There are no contracts, other than those disclosed in this Annual Information Form and other than those entered into in the ordinary course of the our business, that are material to us and which were entered into in the financial year ended February 28, 2010 or before the financial year ended February 28, 2010 but are still in effect as of the date of this Annual Information Form.

ARTICLE 14: EXPERTS

14.1 Names of Experts

Our consolidated financial statements for the year ended February 28, 2010 (the "Financial Statements") filed under National Instrument 51-102—Continuous Disclosure Obligations have been audited by Ernst & Young LLP ("E&Y"). The Financial Statements can be found on SEDAR at www.sedar.com.

14.2 Interests of Experts

Our auditors, E&Y, report that they are independent of the Company in accordance with the rules of professional conduct of the Institute of Chartered Accountants of Ontario.

ARTICLE 15: AUDIT COMMITTEE

15.1 Audit Committee Charter

Attached as Schedule 15.1 is the charter for the audit committee of our Board of Directors.

15.2 Composition of the Audit Committee

The members of the audit committee are Tom Manley (Chair), Jean-Paul Cossart and Claude Haw. Each member of the audit committee is independent and financially literate as determined under National Instrument 52-110-audit committees, and Rule 10A-3 of the Exchange Act and NASDAQ Rule 5605(a)(2).

15.3 Relevant Education and Experience of Members of the Audit Committee

Name	Relevant Education and Experience
Tom Manley (Chair)	Mr. Manley is a software and telecommunications senior executive with more than 25 years of global experience in a variety of leadership roles. He is currently a private investor and he served as the chief financial officer of Avaya Inc., a leading global provider of business communications applications, systems and services, from July 2008 to May 2009. Prior to this position and beginning in 2001, Mr. Manley was the Chief Financial Officer and Senior Vice President, Administration of Cognos (an IBM company), a leader in business intelligence and performance management solutions. Before joining Cognos, Mr. Manley spent 18 years with Nortel Networks, most recently as Chief Financial Officer for the High Performance Optical Component Solutions Group. Mr. Manley graduated with distinction from Carleton University in Ottawa, Canada where he received his B.S. in engineering. He received his M.B.A from Queen's University in Ottawa, Canada.

Name	Relevant Education and Experience
Claude Haw	Claude Haw is president and chief executive officer of the Ottawa Centre for Research and Innovation, Ottawa's lead economic development organization. He is also founder and managing partner of Venture Coaches Services Ltd., an Ottawa-based venture capital firm providing venture capital for technology companies. He has served as president and board member of Venture Coaches Services Limited, Venture Coaches Limited and Venture Coaches Capital Corporation since 2000. From 2003 to early 2007, Claude was also a general partner at Skypoint Capital Corporation, an Ottawa-based venture capital firm. Prior to Venture Coaches Services Ltd., Claude held a number of executive positions at Newbridge, including general manager, ATMnet Business Unit where he had profit and loss responsibility for the global unit. In addition at Newbridge, he also had the position of vice-president of corporate business development where he managed the strategic investment programs for more than 20 companies. Claude has also held senior management positions at Mitel Corporation and Leigh Instruments Ltd. Claude holds a bachelor of electrical engineering degree from Lakehead University in Ontario, Canada and has completed the Canadian Securities Course. Claude served as a board member of Meriton Networks Corporation from 2000 to 2008 (also compensation committee and chairman from 2002), TrueContext Corporation from 2003 to 2007 (compensation and audit committees), Mindtrust Inc. since 2001, Elliptic Semiconductor since 2008 and 3324699 Canada Inc. (Severn Bridge Investments) since 1998. He has also served as a board member for Accedian Networks (also audit and compensation committees), Spotwave Networks, Teradici Corporation (also compensation committee), TimeStep Corporation, The Ottawa Network and the Canadian Venture Capital Association (CVCA). Claude has been a member of the compensation and audit committees at DragonWave since November 2003 and is also a member of the nominating and governance committee.

Name	Relevant Education and Experience
Jean-Paul Cossart	Jean-Paul Cossart is an Associate Director of Infoteria of France, a company that provides technological coaching. He has held this position since 2004. Prior to this Mr. Cossart was Vice President Strategy and Marketing of Cofratel since 2002, a company that provides PBX and LAN integration for the enterprise market and was a subsidiary of France Telecom. Mr. Cossart also held several positions at Alcatel-CIT (Paris, France). Mr. Cossart's experience has spanned service provider, corporate and consumer markets; telephony, data/internet and broadcast services; and international development, global sales and marketing. He is also a member of the executive committee of the French chapter of the Institute of Directors, United Kingdom. Mr. Cossart has been an executive advisor to DragonWave since 2007 and has been granted options to purchase 10,000 common shares as his only compensation for these services. Mr. Cossart is also on the board of directors of Mitel. Mr. Cossart holds an electronic engineering degree from Ecole Supérieure d'Electricité in Paris.

15.4 Pre-Approval Policies and Procedures

The audit committee has delegated to the Chair of the committee the authority to act on behalf of the committee between meetings of the committee with respect to the pre-approval of audit and permitted non-audit services provided by E&Y from time to time. The Chair reports on any such pre-approval at each meeting of the committee.

15.5 External Auditor Service Fees

Audit Fees

The aggregate fees billed by E&Y in each of the last two fiscal years for audit services were $381,561 in fiscal year 2010 and $125,400 in fiscal year 2009. During these years, E&Y was our only external auditor.

Audit-Related Fees

The aggregate fees billed in each of the last two fiscal years for assurance and related services by E&Y that are reasonably related to the performance of the audit or review of our financial statements and that are not excluded in the above paragraph were $124,996 in fiscal year 2010 and $60,210 in fiscal year 2009.

Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by E&Y for tax compliance and tax advice were $38,550 in fiscal year 2010 and $38,240 in fiscal year 2009. The nature of the services comprising these fees was advice regarding corporate tax compliance.

The following table sets out the fees billed to us by E&Y and its affiliates for professional services for the year ended February 28, 2010 and the year ended February 28, 2009. During these years, E&Y was our only external auditor.

All Other Fees & Administrative charges

The aggregate fees billed in each of the last two fiscal years for professional services rendered by E&Y for other & administrative charges were $75,259 in fiscal year 2010 and $34,410 in fiscal year 2009. The nature of the services comprising these fees was advice regarding.

Chart for the above fee disclosure

The aggregate fees billed by E&Y in each of our last two financial years are as follows:

	Year ended February 28, 2010	Year ended February 28, 2009
Audit Fees	381,561	125,400
Audit Related Fees	124,996	60,210
Tax Fees	38,550	38,240
All Other Fees & Adminsitrative Charges	75,259	34,410

TOTAL	620,367	258,260

ARTICLE 16: ADDITIONAL INFORMATION

Additional financial information is provided in our Financial Statements and management's discussion and analysis for the year ended February 28, 2010.

A copy of the above-mentioned Financial Statements and management's discussion and analysis for the year ended February 28, 2010, as well as this Annual Information Form, may be found on SEDAR at www.sedar.com and otherwise may be obtained upon request from Investor Relations, at our head office:

DragonWave Inc.
Suite 600-411 Legget Drive
Ottawa, Ontario K2K 3C9
Telephone Investor Relations: 1-613-599-9991
Fax: 1-613-599-4225
Director of Investor Relations: John Lawlor
E-Mail: investor@dragonwaveinc.com

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under our equity compensation plans will be contained in the our Management Information Circular to be distributed in advance of the next annual general meeting of shareholders.

Additional information relating to us may also be found on SEDAR at www.sedar.com and at our website at www.dragonwaveinc.com.

SCHEDULE 15.1
DRAGONWAVE INC.
AUDIT COMMITTEE CHARTER

1.         Policy Statement

It is the policy of DragonWave Inc. (the "Corporation") to establish and maintain an audit committee (the "Audit Committee") to assist the directors (individually a "Director" and collectively the "Board") of the Corporation in carrying out the Board's oversight responsibility for the accounting, internal controls, financial reporting, audits of financial statements and risk management processes of the Corporation.

The Audit Committee shall be provided with resources commensurate with the duties and responsibilities assigned to it by the Board including appropriate administrative support. Without limiting the generality of the foregoing, the Corporation shall provide for appropriate funding, as determined by the Audit Committee in its capacity as a committee of the Board, for payment of: (a) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for Corporation; (b) compensation to any advisers employed by the Audit Committee under section 4(c)(iii) of this Charter; and (c) ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.

If determined appropriate by the Audit Committee, it shall have the discretion to institute investigations of improprieties, or suspected improprieties within the scope of its responsibilities, including the standing authority to retain special counsel or other experts. The Audit Committee shall have unrestricted access to the Corporation's external auditors, is authorized to seek any information that it requires from any employee and all employees are directed to co-operate with any request made by the Audit Committee.

2.         Composition of Committee

(a)
The Audit Committee shall be established by a resolution of the Board. The Audit Committee shall consist of a minimum of three (3) Directors. The Board shall appoint the members of the Audit Committee and may seek the advice and assistance of the Nominating and Governance Committee in identifying qualified candidates. The Board shall appoint one member of the Audit Committee to be the Chairman of the Audit Committee.

(b)
All of the members of the Audit Committee shall be Directors who are independent within the meaning of National Instrument 52-110 (Audit Committees) ("NI 52-110"), Rule 10A-3(b)(1) under the United States Securities Exchange Act of 1934 and the rules of any stock exchange or market on which the Corporation's shares are listed or posted for trading (collectively, "Applicable Governance Rules"). In this Charter, the term "independent" includes the meanings given to similar terms by Applicable Governance Rules, including the terms "non-executive", "outside" and "unrelated" to the extent such terms are applicable under Applicable Governance Rules. No member of the Audit Committee shall have participated in the preparation of the financial statements of the Corporation or any current subsidiary of the Corporation at any time during the past three (3) years.

(c)
All members of the Audit Committee must be able to read and understand fundamental financial statements (including a balance sheet, income statement and cash flow statement) and read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements. In addition: (i) at least one member of the Audit Committee must have past employment experience in finance or accounting, requisite professional certification in accounting or any other comparable experience or background that results in the individual's financial sophistication, including service as a chief executive officer, chief financial officer, or other senior officer with financial oversight responsibilities or otherwise satisfy standards for financial expertise required for audit committees of companies listed on the NASDAQ Stock Market., and (ii) at least one member of the Audit Committee must be an "audit committee financial expert" as defined by the applicable rules set out by the United States Securities and Exchange Commission or any other applicable regulatory authority.

(d)
A Director appointed by the Board to the Audit Committee shall be a member of the Audit Committee until replaced by the Board or until his or her resignation.

(e)
If an Audit Committee member serves on the audit committees of more than three public corporations, including the Corporation, the Board must determine that such service would not impair the ability of the member to effectively serve on the Audit Committee and disclose such determination in the annual proxy circular.

3.         Meetings of the Committee

(a)
The Audit Committee shall convene a minimum of four times each year at such times and places as may be determined by the Chairman of the Audit Committee, and whenever a meeting is requested by the Board, a member of the Audit Committee, the auditors or senior management of the Corporation. Scheduled meetings of the Audit Committee shall correspond with the review of the quarterly and year-end financial statements and management discussion and analysis.

(b)
Notice of each meeting of the Audit Committee shall be given to each member of the Audit Committee and to the auditors of the Corporation, who shall be entitled to attend each meeting of the Audit Committee and shall attend whenever requested to do so by a member of the Audit Committee.

(c)
Notice of a meeting of the Audit Committee shall:

  (i)
  be in writing, which includes electronic communication facilities;

  (ii)
  state the nature of the business to be transacted at the meeting in reasonable detail;

  (iii)
  to the extent practicable, be accompanied by a copy of any documentation to be considered at the meeting; and

  (iv)
  be given at least two business days prior to the time stipulated for the meeting or such shorter period as the members of the Audit Committee may permit.

(d)
A quorum for the transaction of business at a meeting of the Audit Committee shall consist of a majority of the members of the Audit Committee. However, it shall be the practice of the Audit Committee to require review, and, if necessary, approval of important matters by all members of the Audit Committee.

(e)
A member or members of the Audit Committee may participate in a meeting of the Audit Committee by means of such telephonic, electronic or other communication facilities as permits all persons participating in the meeting to communicate with each other. A member participating in such a meeting by any such means is deemed to be present at the meeting.

(f)
In the absence of the Chairman of the Audit Committee, the members of the Audit Committee shall choose one of the members present to be chairman of the meeting. In addition, the members of the Audit Committee shall choose one of the persons present to be the secretary of the meeting.

(g)
The Audit Committee may invite such persons to attend meetings of the Audit Committee as the Audit Committee considers appropriate, except to the extent exclusion of certain persons is required pursuant to this Charter or by applicable laws.

(h)
The Audit Committee may invite the external auditors to be present at any meeting of the Audit Committee and to comment on any financial statements, or on any of the financial aspects, of the Corporation.

(i)
The Audit Committee (i) shall meet with the external auditors separately from individuals other than the Audit Committee and (ii) may meet separately with management of the Corporation.

(j)
Minutes shall be kept of all meetings of the Audit Committee and shall be signed by the chairman and the secretary of the meeting. The chairman of the Audit Committee shall circulate the minutes of the meetings of the Audit Committee to all members of the Board.

4.         Duties and Responsibilities of the Committee

(a)
The Audit Committee, in its capacity as a committee of the Board, is directly responsible for the appointment (through nomination to the shareholders), compensation, retention and oversight of the work of any registered public accounting firm engaged (including resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation (the "external auditor"), and each such external auditor must report directly to the Audit Committee. Specifically, the Audit Committee will select, evaluate and nominate the external auditor to be proposed for appointment or reappointment, as the case may be, by the shareholders, and will have responsibility for determining at any time whether the Board should recommend to the Corporation's shareholders whether the incumbent external auditor shall be removed from office.

(b)
The other primary duties and responsibilities of the Audit Committee are to:

  (i)
  identify and monitor the management of the principal risks that could impact the financial reporting of the Corporation;

  (ii)
  monitor the integrity of the Corporation's financial reporting process and system of internal controls regarding financial reporting and accounting compliance;

  (iii)
  monitor the independence, objectivity and performance of the external auditors, including, without limitation: (A) ensuring the Committee's receipt from the external auditors at least annually of a formal written statement delineating all relationships between the auditors and the Corporation; (B) actively engaging in dialogue with the external auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditor; and (C) taking, or recommending that the Board take, appropriate action to oversee the independence of the external auditors;

  (iv)
  evaluate the performance of the external auditors at least annually;

  (v)
  deal directly with the external auditors to approve external audit plans, other services (if any) and fees;

  (vi)
  directly oversee the external audit process and results (in addition to items described in subsection 4(e) below);

  (vii)
  provide an avenue of communication between the external auditors, management and the Board;

  (viii)
  review annually with management of the Corporation the anti-fraud and risk assessment programs of the Corporation;

  (ix)
  carry out a review designed to ensure that an effective "whistle blowing" procedure exists to permit stakeholders to express any concerns regarding accounting or financial matters to an appropriately independent individual; and

    (x)
    oversee all pension and retirement benefit plans if and when established.

(c)
The Audit Committee shall have the authority to:

  (i)
  inspect any and all of the books and records of the Corporation and its subsidiaries;

  (ii)
  discuss with the management of the Corporation and its subsidiaries, any affected party and the external auditors, such accounts, records and other matters as any member of the Audit Committee considers appropriate;

  (iii)
  engage independent counsel and other advisors as it determines necessary to carry out its duties; and

  (iv)
  set and pay the compensation for any advisors engaged by the Audit Committee.

(d)
The Audit Committee shall, at the earliest opportunity after each meeting, report to the Board the results of its activities and any reviews undertaken and make recommendations to the Board as considered appropriate.

(e)
The Audit Committee shall:

  (i)
  review the audit plan with the external auditors and with management;

  (ii)
  review with the external auditors the critical accounting policies and practices used by the Corporation, all alternative treatments of financial information within generally accepted accounting principles ("GAAP") that the external auditors have discussed with management, the ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the external auditors;

  (iii)
  discuss with management and the external auditors any proposed changes in major accounting policies or principles, the presentation and impact of material risks and uncertainties and key estimates and judgments of management that may be material to financial reporting;

  (iv)
  review with management and with the external auditors material financial reporting issues arising during the most recent financial period and the resolution or proposed resolution of such issues;

  (v)
  review any problems experienced or concerns expressed by the external auditors in performing any audit, including any restrictions imposed by management or any material accounting issues on which there was a disagreement with management;

  (vi)
  review with the external auditors any accounting adjustments that were noted or proposed by the independent auditor but that were "passed" (as immaterial or otherwise), any communications between the audit team and the external auditor's national office respecting auditing or accounting issues presented by the engagement, any "management" or "internal control" letter or schedule of unadjusted differences issued, or proposed to be issued, by the external auditors to the Corporation, or any other material written communication provided by the external auditors to the Corporation's management;

  (vii)
  review with senior management the process of identifying, monitoring and reporting the principal risks affecting financial reporting;

  (viii)
  review and discuss with management and the external auditors any off-balance sheet transactions or structures and their effect on the Corporation's financial results and operations, as well as the disclosure regarding such transactions and structures in the Corporation's public filings;

    (ix)
    review the audited annual financial statements (including management discussion and analysis) and related documents in conjunction with the report of the external auditors and obtain an explanation from management of all material variances between comparative reporting periods;

    (x)
    consider and review with management, the internal control memorandum or management letter containing the recommendations of the external auditors and management's response, if any, including an evaluation of the adequacy and effectiveness of the internal financial controls and procedures for financial reporting of the Corporation and subsequent follow-up to any identified weaknesses;

    (xi)
    to the extent that it deems appropriate, review with management its evaluation of the Corporation's procedures and controls designed to assure that information required to be disclosed in the Corporation's periodic public reports is recorded, processed, summarized and reported in such reports within the time periods specified by the SEC for the filing of such reports ("Disclosure Controls"), and consider whether any changes are appropriate in light of management's evaluation of the effectiveness of such Disclosure Controls;

    (xii)
    review with financial management and the external auditors the quarterly unaudited financial statements and management discussion and analysis before release to the public;

    (xiii)
    before release, review and if appropriate, recommend for approval by the Board, all public disclosure documents containing audited or unaudited financial information, including any prospectuses, annual reports, annual information forms, management discussion and analysis and press releases, focusing particularly on:

    A.
    any changes in accounting policies and practices;

    B.
    any important areas where judgment must be exercised;

    C.
    significant adjustments resulting from the audit;

    D.
    the going concern assumption, if any;

    E.
    compliance with accounting standards; and

    F.
    compliance with stock exchange and legal requirements;

    (xiv)
    periodically meet separately with management and the external auditors;

    (xv)
    oversee the financial affairs of the Corporation and its subsidiaries, and, if deemed appropriate, make recommendations to the Board, external auditors or management;

    (xvi)
    discuss with management and the external auditors any correspondence with regulatory or governmental agencies that raise material issues regarding the Corporation's financial statements or accounting policies;

    (xvii)
    consider the recommendations of management in respect of the appointment and terms of engagement of the external auditor;

    (xviii)
    pre-approve all audit and non-audit services to be provided to the Corporation or its subsidiaries by its external auditors, or the external auditors of subsidiaries of the Corporation, subject to the overriding principle that the external auditors not be permitted to be retained by the Corporation to perform internal audit outsourcing services or financial information systems services; provided that notwithstanding the above, the foregoing pre-approval of non-audit services may be delegated to a member of the Audit Committee, with any decisions of the member with the delegated authority reporting to the Audit Committee at the next scheduled meeting;

    (xix)
    approve the engagement letter for non-audit services to be provided by the external auditors or affiliates thereof together with estimated fees, and consider the potential impact of such services on the independence of the external auditors;

    (xx)
    when there is to be a change of external auditors, review all issues and provide documentation related to the change, including the information to be included in the notice of change of auditors and documentation required pursuant to the then current legislation, rules, policies and instruments of applicable regulatory authorities and the planned steps for an orderly transition period; and

    (xxi)
    review all reportable events, including disagreements, unresolved issues and consultations, as defined by Applicable Laws, on a routine basis, whether or not there is to be a change of the external auditors.

(f)
The Audit Committee shall enquire into and determine the appropriate resolution of any conflict of interest in respect of audit or financial matters which are directed to the Audit Committee by any member of the Board, a shareholder of the Corporation, the external auditors or senior management.

(g)
The Audit Committee shall periodically review with management the need for an internal audit function.

(h)
The Audit Committee shall review the accounting and reporting of costs, liabilities and contingencies of the Corporation.

(i)
Review with the Chief Executive and Chief Financial Officer of the Corporation any report on significant deficiencies in the design or operation of the internal controls that could adversely affect the Corporation's ability to record, process, summarize or report financial data, any material weaknesses in internal controls identified to the auditors, and any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation's internal controls.

(j)
The Audit Committee shall establish and maintain procedures for:

  (i)
  the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters;

  (ii)
  the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters; and

  (iii)
  reviewing arrangements by which staff of the Corporation may, in confidence, raise concerns about possible improprieties in matters of financial reporting and ensuring that arrangements are in place for proportionate and independent investigation and follow-up action.

(k)
The Audit Committee shall review all related party transactions and discuss the business rationale for these transactions and determine whether appropriate disclosures have been made. For this purpose, the term "related party transactions" includes any transactions required to be disclosed under Item 7.B. of Form 20-F.

(l)
The Audit Committee shall establish a policy for release of earnings press releases as well as for the release of financial information and earnings guidance provided to analysts and rating agencies.

(m)
The Audit Committee shall discuss with management the Corporation's process for performing its quarterly certifications pursuant to Multilateral Instrument 52-109—Certification of Disclosure in Issuers' Annual and Interim Filings.

(n)
The Audit Committee shall discuss the Corporation's major financial risk exposures and the steps management has taken to monitor and control such exposures.

(o)
The Audit Committee shall review the Corporation's compliance and ethics programs, including consideration of legal and regulatory requirements, and shall review with management its periodic evaluation of the effectiveness of such programs.

(p)
The Audit Committee shall, in consultation with the Nominating and Governance Committee, review the Corporation's code of conduct and programs that management has established to monitor compliance with such code, and periodically, after consultation with the Nominating and Governance Committee, make recommendations to the Board regarding the Corporation's code of conduct that the Audit Committee shall deem appropriate.

(q)
The Audit Committee shall establish, monitor and review policies and procedures for internal accounting, financial control and management information.

(r)
The Audit Committee shall review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors.

(s)
The Audit Committee shall receive any reports from legal counsel of evidence of a material violation of securities laws or breaches of fiduciary duty by the Corporation.

(t)
The Audit Committee shall review with the Corporation's legal counsel, on no less than an annual basis, any legal matter that could have a material impact on the Corporation's financial statements and any enquiries received from regulators or government agencies.

(u)
The Audit Committee shall assess, on an annual basis, the adequacy of this Charter and the performance of the Audit Committee.

Approved by the Directors on February 23, 2007 and revised and effective as of October 20, 2009.